

MAY 3 1 2002

1086

AR/S

Annual Report & 10K

PROCESSED

JUN 0 5 2002

THOMSON FINANCIAL



For the Fiscal Year Ended February 2, 2002

CORPORATE OVERVIEW



A Penn Traffic buyer and Linda Jones, Vice President of Grocery/Dairy/Frozen use Penn Traffic's category management system to analyze product movement and the impact of promotions.

The Penn Traffic Company is one of the leading food retailers in the eastern United States, operating 216 supermarkets in Ohio, West Virginia, Pennsylvania, upstate New York, Vermont and New Hampshire under the Big Bear, Big Bear Plus, Bi-Lo, P&C and Quality trade names. Penn Traffic also operates a wholesale food distribution business serving 85 licensed franchises and 67 independent operators.

Dear Stockholders

For The Penn Traffic Company, Fiscal 2002 was a successful year. The continued implementation of our long-term business strategies led to a solid improvement in our financial results. Our associates and management team deserve the credit for the significant progress we made during the year. Their tireless efforts to implement our business plan are making Penn Traffic a much stronger supermarket operator, dedicated to satisfying the shopping needs of our diverse customer base.



Dublin (Columbus), Ohio

Our Company demonstrated improvement in key financial measures in Fiscal 2002. Adjusted revenues were $2.4 billion, a 1.8% increase over the prior year. Same store sales increased by 0.8%. Adjusted EBITDA for Fiscal 2002 was $106.0 million compared to $95.7 million in the prior year, an increase of 10.8%. Adjusted net income for Fiscal 2002 was $15.0 million or $0.74 per diluted share which was more than double the $7.2 million or $0.36 per diluted share in the prior year.*



Buffalo, New York



Manlius (Syracuse), New York



Meadville, Pennsylvania

**Revenues in Fiscal 2001 have been adjusted to exclude the effect of the additional week and New England lease income in that year. Net income and EBITDA have been adjusted to exclude loyalty card startup costs in Fiscal 2001 and Fiscal 2002; and New England lease income, New England store startup costs and operating losses and the effect of the additional week in Fiscal 2001. Net income has also been adjusted to exclude an unusual item in Fiscal 2001 and amortization of excess reorganization value in both years. Penn Traffic will not record amortization of excess reorganization value, a noncash charge, in future fiscal years.*



We will focus this review of the events of the past year and our plans for the coming year on the ongoing implementation of the four major components of our business strategy:

- Pursue a strong capital investment program
- Enhance our merchandising
- Improve store operations
- Reduce and contain costs.



WE PURSUE OUR STRONG CAPITAL INVESTMENT PROGRAM.
During Fiscal 2002, we completed 29 store remodels and opened one replacement store. These 30 projects upgraded 16% of our total square footage.

Since we established our current capital investment program approximately two and a half years ago, we have invested approximately $135 million to enhance our store base and improve our infrastructure. As part of this program, we have remodeled, enlarged or replaced 80 supermarkets representing 43% of our total square footage. We are proud of our modern store base.

This year, we plan to invest approximately $65 million in our store base, distribution centers, bakery manufacturing operations and technology infrastructure. As a result of the significant investment we have made over the past two and a half years, we are now focusing more of our capital investment on growing our business through the construction of new and replacement stores. We plan to complete 20 major store projects in Fiscal 2003, including two new stores, four replacement stores, an expansion of an existing store and 13 store remodels.

Investing in new technology will be an important part of our future capital investment. Over the past few months, Penn Traffic has installed a new point-of-sale (POS) system in four pilot stores. The Company will analyze the results of this pilot program and refine our use of the new system. In the second half of the fiscal year we expect to begin Company-wide implementation of the system, which will take place over a two-to-three year time frame. We believe the new POS system will enhance customer service, increase labor productivity, improve shrink control, generate important data on consumer behavior and enable Penn Traffic to implement a greater variety of merchandising programs.





OUR NEW MERCHANDISING AND MARKETING PROGRAMS ATTRACT CUSTOMERS.

In September, we introduced our customer loyalty card, the Wild Card, to our supermarkets in Pennsylvania, upstate New York, Vermont and New Hampshire, completing the rollout of this exciting merchandising program. Today, more than two million customers utilize the Wild Card in our 216 stores, accounting for more than 70% of our retail sales. The Wild Card helps to increase sales and reward customer loyalty by enabling us to focus our promotions on our best customers.

Fiscal 2002 also saw the completion of the rollout of our branded perishable program in our delis and in-store bakeries. We have now fully implemented this program, which has enhanced the quality, variety and presentation of our meat, produce, bakery and deli products. Customers have responded enthusiastically to our Gold Label Meat, Garden Fresh Produce, Bakery Fresh and Fresh N' Ready Deli departments.

This year, we plan to make greater use of the Wild Card to more efficiently and effectively target offerings to customers, thereby driving increased sales and improved gross margins. Information generated by the loyalty card will enable us to fine tune our merchandising and promotional programs. In addition, we expect to continue to increase private label sales by adding new products and implementing promotions that emphasize the excellent value of our high quality private label products.



WE ARE IMPROVING OUR STORE OPERATIONS.

We continue to focus our efforts to improve store operations on:

- Increasing sales through improved customer satisfaction and in-store merchandising.
- Improving profitability by reducing and controlling costs.

We believe that providing the training our store employees need to implement our operating standards is an integral part of our efforts to improve operations. This year, we will begin computer-based training of employees in our stores.



We operate 88 pharmacies which offer customers personal counseling and the convenience of one-stop shopping.

WE ARE REDUCING AND CONTAINING COSTS.

During Fiscal 2002, we implemented programs that reduced inventory shrink expense and distribution and administrative costs. We will continue to implement numerous programs and technologies to reduce costs in our supply chain, stores and offices. For example, our focus on shrink reduction over the past few years has been on our nonperishable departments. The focus in Fiscal 2003 will be on reducing shrink in our perishable departments without decreasing the variety or quality of the products offered to our customers.



We continue to improve the efficiency of our distribution network.



Our stores offer an increased selection of food and nonfood products including natural and organic foods.

WE FACE THE FUTURE WITH MANY STRENGTHS.

Over the past few years, Penn Traffic has demonstrated that we can grow our profitability in difficult economic and competitive environments. We expect the coming year to bring fresh challenges. We approach these challenges with many strengths, including a modern store base, a strong position in virtually all our markets and a dedicated team of management and associates. We believe that by relentlessly pursuing our business plan, Penn Traffic will continue to achieve same store sales and earnings growth in Fiscal 2003.

Joseph V. Fisher
President and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 2, 2002
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from ___________ to ____________

Commission file number 0-8858

THE PENN TRAFFIC COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**25-0716800**
(State of incorporation)	(IRS Employer Identification No.)
1200 State Fair Blvd., Syracuse, New York	**13221-4737**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (315) 453-7284

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value
Warrants to purchase Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past ninety (90) days.

YES X NO __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES X NO __

The aggregate market value of voting stock held by non-affiliates of the registrant was $112,353,908 as of April 26, 2002.

Common Stock, par value $.01 per share: 20,058,264 shares outstanding as of April 26, 2002

FORM 10-K INDEX

			PAGE
PART I.			
Item	1.	Business	4
Item	2.	Properties	17
Item	3.	Legal Proceedings	17
Item	4.	Submission of Matters to a Vote of Security Holders	17
PART II.			
Item	5.	Market for Registrant's Common Equity and Related Stockholder Matters	18
Item	6.	Selected Financial Data	18
Item	7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item	7A.	Quantitative and Qualitative Disclosures About Market Risk	44
Item	8.	Financial Statements and Supplementary Data	45
Item	9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	82
PART III.			
Item	10.	Directors and Executive Officers of Registrant	83
Item	11.	Executive Compensation	83
Item	12.	Security Ownership of Certain Beneficial Owners and Management	83
Item	13.	Certain Relationships and Related Transactions	83
PART IV.			
Item	14.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	84

Caution Concerning Forward Looking Statements

Certain statements included in this Form 10-K, including without limitation, statements included in Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are not statements of historical fact, are intended to be, and are hereby identified as, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Without limiting the foregoing, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "project" and other similar expressions are intended to identify forward-looking statements. Penn Traffic (the "Company") cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, the success or failure of the Company in implementing its current business and operational strategies; general economic and business conditions; competition; availability, location and terms of sites for store development; the successful implementation of the Company's capital expenditure program (including store remodeling and investments in the Company's technology infrastructure including point-of-sale systems); labor relations; labor and employee benefit costs including increases in health care and pension costs; the impact of the Company's loyalty card program on its results of operations; the impact of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on the Company's financial statements and financial results (as discussed in Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Impact of New Accounting Standards"); availability and terms of and access to capital; the Company's liquidity and other financial considerations; the ability of the Company to repurchase its common stock in open market purchases and the prices at which it repurchases its common stock; restrictions on the Company's ability to repurchase its shares under its debt instruments; and the outcome of pending or yet-to-be instituted legal proceedings. Penn Traffic cautions that the foregoing list of important factors is not exhaustive.

PART I

ITEM 1. BUSINESS

General

Penn Traffic is one of the leading food retailers in the eastern United States. The Company operates 216 supermarkets in Ohio, West Virginia, Pennsylvania, upstate New York, Vermont and New Hampshire under the "Big Bear" and "Big Bear Plus" (68 stores), "Bi-Lo" (42 stores), "P&C" (72 stores) and "Quality" (34 stores) trade names. Penn Traffic also operates a wholesale food distribution business serving 85 licensed franchises and 67 independent operators. Revenues for the 52-week period ended February 2, 2002 were approximately $2.4 billion.

The Company operates supermarkets in larger metropolitan areas such as Columbus, Ohio, and Syracuse and Buffalo, New York as well as a number of smaller communities throughout the Company's six-state trade area. Penn Traffic's stores are clustered geographically within these markets providing economies of scale in advertising, distribution and operations management.

Penn Traffic's stores generally have long-standing brand equity and leading market positions. More than 75% of Penn Traffic's retail revenues are derived in markets where the Company believes that it has the number one or two market position.

The Company's supermarkets, which average approximately 41,000 square feet, are conveniently located and generally modern. Penn Traffic tailors the size and product assortment of each store to local demographics.

Since the completion of the Company's financial restructuring in June 1999, the Company has made significant investments in its store base and infrastructure. In the 2 1/2 year period between August 1999 and February 2002 the Company invested approximately $135 million in its store base and infrastructure. This program has resulted in the upgrading or replacement of 80 stores representing approximately 43% of the Company's total retail square footage.

On March 1, 1999 (the "Petition Date"), Penn Traffic and certain of its subsidiaries filed petitions for relief (the "Bankruptcy Cases") under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Bankruptcy Cases were commenced to implement a prenegotiated financial restructuring of the Company. On May 27, 1999, the Bankruptcy Court confirmed the Company's Chapter 11 plan of reorganization (the "Plan") and on June 29, 1999 (the "Effective Date"), the Plan became effective in accordance with its terms. See "Reorganization" and Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Business Strategy

Since the second half of 1998, Penn Traffic has been implementing a business strategy designed to generate sales and operating income growth in an evolving competitive environment. This strategy builds on the Company's objective of operating conveniently located modern supermarkets with a strong emphasis on quality perishables and customer service. The major components of the Company's strategy are to:

- Pursue a strong capital investment program
- Enhance the Company's merchandising
- Improve store operations
- Reduce and contain costs.

The following is a description of each major component of the Company's business strategy:

1. *Pursue a strong capital investment program*

The Company believes that its stores are conveniently located and generally modern. Nevertheless, management believes that Penn Traffic has a significant number of opportunities to invest in the Company's core markets where it already has strong market positions, and thereby increase sales and operating income or, in some circumstances, mitigate the potential adverse effect of new competition. Additionally, the Company believes that it has opportunities to build new stores in communities contiguous to existing markets.

As noted above, over the 2 1/2-year period since the completion of Penn Traffic's financial restructuring, the Company has invested approximately $135 million to upgrade its store base and make improvements to its distribution, manufacturing and technology infrastructure. This program has resulted in the upgrading or replacement of 80 of its 218 stores, representing approximately 43% of the Company's total retail square footage.

Now that these significant enhancements have been made to the Company's store base, the Company's emphasis will shift toward growing its business through the construction of new or replacement stores. During the fiscal year ending February 1, 2003, Penn Traffic expects to invest approximately $65 million in its store base, distribution system, bakery and technology infrastructure. As part of this program, the Company plans to open two new stores in "fill-in" locations within its core markets, replace four stores, expand one store and complete approximately 13 store remodels.

In addition to these investments in Penn Traffic's store base, the Company is investing in technology to run its business more efficiently and effectively. During the next two to three years, Penn Traffic expects to invest $25-30 million to replace the vast majority of its point-of-sale (POS) systems with a new system. The Company expects the new POS system will enhance customer service, increase labor productivity, improve shrink control, generate important data on consumer behavior and enable Penn Traffic to implement a greater variety of merchandising programs.

2. *Enhance the Company's merchandising*

Penn Traffic has implemented or plans to implement programs designed to (1) refine the assortment and enhance the quality and presentation of products offered in each of its stores, (2) improve the return from promotional expenditures and (3) introduce products and services to address the evolving lifestyles of the Company's customers. Key components of these programs include:

a. Loyalty card marketing

In September 2000, Penn Traffic launched the "Wild Card" loyalty card program in its Big Bear stores. During September 2001, the Company introduced the loyalty card program in its other markets. The Company has issued more than two million Wild Cards to its customers.

The Company believes that the Wild Card increases customer loyalty and sales. In addition, by targeting more of the Company's promotions on its best customers, Penn Traffic believes that the loyalty card program enables the Company to more efficiently promote its offerings, thereby improving its gross profit.

b. Enhanced perishable departments

Between 1999 and 2001, Penn Traffic introduced enhanced perishable departments under the following names: "Gold Label" meat, "Garden Fresh" produce, "Bakery Fresh" bakery and "Fresh N' Ready" deli. The Company plans to continue to enhance presentation, quality and variety in its perishable departments.

c. Category management

During 2001, Penn Traffic continued the rollout of a category management program designed to establish more efficient product assortment, analyze individual product movement and evaluate the impact of promotional decisions. With this process, category managers develop category business plans that improve assortment and pricing decisions. By the end of 2001, Penn Traffic had developed category plans for products constituting the majority of the Company's total retail sales of grocery, dairy and frozen food products.

d. Private label offerings

Since 1999, Penn Traffic has been implementing a comprehensive marketing plan to increase sales of the Company's private label products. These products offer consumers a level of quality generally comparable to the national brand at a lower price to consumers and higher gross margins for the Company. As a result of this marketing program, the Company has achieved a significant increase in the percentage of the Company's sales from private label products over each of the last two years. The Company believes that there is an opportunity to further increase sales of private label products.

e. New products and services

Penn Traffic will continue to introduce new merchandising concepts into its stores to respond to evolving customer lifestyles. For example, to provide more of a one-stop shopping experience for today's busy customers, Penn Traffic has been adding more in-store pharmacies and health and wellness departments to its stores. The pharmacy and health and beauty care business is an important and growing part of the Company's business. Penn Traffic currently operates 88 in-store pharmacies and plans to open seven additional pharmacies in its supermarkets during 2002.

3. *Improve store operations*

Management believes that efficient store level execution of the Company's operating standards and merchandising programs is a critical factor in achieving future sales and profit improvements. The Company is continuing to focus on the consistent delivery of high quality products and excellent customer service to the consumer in a pleasant shopping environment.

4. *Reduce and contain costs*

Penn Traffic has been working to reduce costs throughout the Company's operations, while maintaining the Company's quality and service goals. For example, over the past three years, the Company has made significant progress in reducing nonperishable shrink expense. One of the Company's major initiatives for 2002 is the reduction of inventory shrink in its perishable departments. In addition, the Company has been implementing a number of initiatives to reduce distribution costs, including the completion of a warehouse consolidation project in 2000 and the recent implementation of a new logistics system to improve truck routing and trailer capacity utilization.

The Company has begun to develop plans for a number of other cost reduction and cost containment programs. These include work simplification initiatives, the rollout of a labor scheduling system in all of the Company's stores and the use of electronic commerce to reduce the cost of certain products.

Financial Information About Industry Segments

The Company's businesses are classified by management into two primary industry segments: Retail Food Business and Wholesale Food Distribution Business (both described below). Financial information about the Company's industry segments for the three years ended February 2, 2002 is found in Note 17 to the Consolidated Financial Statements.

Retail Food Business

Penn Traffic is one of the leading supermarket retailers in its operating areas, which include Ohio, West Virginia, Pennsylvania, upstate New York, Vermont and New Hampshire. The Company operates in communities with diverse economies and demographics.

Penn Traffic's stores are conveniently located in close proximity to the Company's customers. Most of the Company's stores are located in shopping centers. The Company believes that its store base is generally modern and provides a pleasant shopping experience for Penn Traffic customers.

Penn Traffic's supermarkets offer a broad selection of grocery, meat, poultry, seafood, dairy, fresh produce, delicatessen, bakery and frozen food products. The stores also offer nonfood products and services such as health and beauty care products, housewares, general merchandise, and in many cases, pharmacies, floral items and banking services. In general, Penn Traffic's larger stores carry broader selections of merchandise and feature a larger variety of service departments than its other stores.

Penn Traffic's store sizes and formats vary widely, depending upon the demographic conditions in each location. For example, "conventional" store formats are generally more appropriate in areas of low population density; larger populations are better served by full-service supermarkets of up to 75,000 square feet, which offer an increased variety of merchandise and numerous expanded service departments such as bakeries, delicatessens, floral departments and fresh seafood departments.

Penn Traffic's 13 Big Bear Plus stores range in size from 70,000 to 140,000 square feet. These full-service supermarkets carry an expanded variety of nonfood merchandise. During 1999, Penn Traffic developed a new format for these stores to refine the scope of this nonfood merchandise to a smaller number of key growth categories with a greater depth of variety in each category. This process was completed in 2001.

Between the middle of 1998 and May 1999, Penn Traffic implemented a store rationalization program (the "Store Rationalization Program") to divest itself of certain marketing areas, principally in northeastern Pennsylvania, where performance and market position were the weakest relative to Penn Traffic's other retail stores, and to close other underperforming stores. In total, Penn Traffic sold 21 stores and closed 29 stores. The sale of the 21 stores generated net cash proceeds of approximately $40 million.

Penn Traffic owns and operates Penny Curtiss, a bakery processing plant in Syracuse, New York. Penny Curtiss manufactures and distributes fresh and frozen bakery products to Penn Traffic's stores and third parties, including customers of Penn Traffic's wholesale food distribution business.

Selected statistics on Penn Traffic's retail food stores are presented below (1):

	Fiscal Year Ended				
	February 2, 2002	February 3, 2001 (53 weeks)(2)	January 29, 2000 (3)	January 30, 1999 (3)	January 31, 1998 (3)
Average annual revenues per store	$ 9,554,000	$ 9,563,000	$ 9,574,000	$ 9,138,000	$ 9,340,000
Total store area in square feet	9,020,822	9,134,778	8,910,898	9,796,604	10,787,686
Total store selling area in square feet	6,538,587	6,621,450	6,455,352	7,086,099	7,812,114
Average total square feet per store	41,380	41,522	42,433	42,046	40,862
Average square feet of selling area per store	29,994	30,097	30,740	30,412	29,591
Annual revenues per square foot of selling area	$318	$315	$315	$306	$317
Number of stores:					
Remodels/expansions (over $100,000)	29	39	16	5	4
New stores opened	0	0	1	1	1
Stores acquired	1	11	2	0	1
Stores closed/sold	3	1	26	32	3
Size of stores (total store area):					
Up to 19,999 square feet	33	34	28	29	36
20,000 - 29,999 square feet	36	36	36	42	50
30,000 - 44,999 square feet	75	75	72	81	92
45,000 - 60,000 square feet	46	46	45	50	55
Greater than 60,000 square feet	28	29	29	31	31
Total stores open at fiscal year-end	218	220	210	233	264

(1) Statistics for all years reflect the Company's implementation of EITF Issue Number 00-14 "Accounting for Certain Sales Incentives," as codified by EITF Issue Number 01-9, "Accounting for Consideration Given by a Vendor to a Customer" ("EITF 00-14").

(2) Average annual revenues per store and annual revenues per square foot of selling area are calculated on a 52-week basis. Data for stores acquired during the fiscal year ended February 3, 2001, includes 10 stores in Vermont and New Hampshire formerly leased to another supermarket company which the Company commenced operating in August 2000 (see "New England Stores").

(3) Includes revenues and square footage amounts from stores disposed of as part of the Store Rationalization Program.

Wholesale Food Distribution Business

Penn Traffic supplies 152 independently operated supermarkets with a wide variety of food and non-food products from its distribution centers in New York and Pennsylvania. These customers of the Company's wholesale food distribution business are primarily located in upstate New York and western Pennsylvania.

As part of Penn Traffic's wholesale food distribution business, the Company licenses, royalty-free, the use of its "Riverside," "Bi-Lo" and "Big M" names to 85 of these independently owned supermarkets that are required to maintain certain quality and other standards. The majority of these independent stores use Penn Traffic as their primary wholesaler and also receive advertising, accounting, merchandising and retail counseling services from Penn Traffic. In addition, Penn Traffic receives rent from 44 of the licensed independent operators which lease or sublease their supermarkets from Penn Traffic. The Company also acts as a food distributor to 67 other independent supermarkets. In addition to contributing to the Company's operating income, the Company's wholesale food distribution business enables the Company to spread fixed and semi-fixed procurement and distribution costs over additional revenues.

Purchasing and Distribution

Penn Traffic is a large-volume purchaser of products. Penn Traffic's purchases are generally of sufficient volume to qualify for minimum price brackets for most items. Penn Traffic purchases brand name grocery merchandise directly from national manufacturers. The Company also purchases private label products and certain other food products from TOPCO Associates, Inc., a national products purchasing cooperative comprising 54 regional supermarket chains and other food distributors. For the fiscal year ended February 2, 2002, purchases from TOPCO Associates accounted for approximately 21% of Penn Traffic product purchases.

Penn Traffic's primary New York distribution facility is a company-owned 514,000 square foot dry grocery facility in Syracuse, New York. The Company also owns a 241,000 square foot distribution center for perishable products in Syracuse and a 274,000 square foot distribution center for general merchandise and health and beauty care items in Jamestown, New York.

The Company's primary Ohio distribution center is a leased 492,000 square foot dry grocery facility in Columbus, Ohio. Penn Traffic also owns a 208,000 square foot distribution facility for perishable products in Columbus and leases a 233,000 square foot warehouse in Columbus for distribution of certain general merchandise.

Penn Traffic's primary Pennsylvania distribution facility is a company-owned 390,000 square foot dry grocery facility in DuBois, Pennsylvania. Penn Traffic also owns a 195,000 square foot distribution center for perishable products in DuBois.

Approximately two-thirds of the merchandise offered in Penn Traffic's retail stores is distributed from its warehouses by its fleet of tractors, refrigerated trailers and dry trailers. Merchandise not delivered from Penn Traffic's warehouses is delivered directly to the stores by manufacturers, distributors, vendor drivers and sales representatives for such products as beverages, snack foods and bakery items.

Competition

The food retailing business is highly competitive and may be affected by general economic conditions. The number of competitors and the degree of competition encountered by Penn Traffic's supermarkets vary by location. Penn Traffic competes with several multi-regional, regional and local supermarket chains, convenience stores, stores owned and operated and otherwise affiliated with large food wholesalers, unaffiliated independent food stores, warehouse clubs, discount drug store chains, discount general merchandise chains, "supercenters" (combination supermarket and general merchandise stores) and other retailers. Many of these competitors are significantly larger than Penn Traffic, have vastly greater resources and purchasing power than Penn Traffic, in some cases can obtain more favorable terms from landlords, are better capitalized than Penn Traffic and do not have employees affiliated with unions.

Employees

Labor costs and their impact on product prices are important competitive factors in the supermarket industry. As of February 2, 2002, Penn Traffic had approximately 15,900 hourly employees and 1,400 salaried employees.

Approximately 53% of Penn Traffic's hourly employees belong to the United Food and Commercial Workers Union. An additional 6% of Penn Traffic's hourly employees (principally employed in the distribution function and in the Company's bakery plant) belong to a total of four other unions.

Government Regulation

Penn Traffic's food and drug business requires it to hold various licenses and to register certain of its facilities with state and federal health, drug and alcoholic beverage regulatory agencies. By virtue of these licenses and registration requirements, Penn Traffic is obligated to observe certain rules and regulations; a violation of such rules and regulations could result in a suspension or revocation of licenses or registrations. Most of Penn Traffic's licenses require periodic renewals. Penn Traffic has experienced no material difficulties with respect to obtaining, retaining or renewing its licenses and registrations.

Seasonality, Customers and Suppliers

The supermarket business of Penn Traffic is generally not seasonal in nature. During the past three fiscal years, no single customer or group of customers under common control accounted for 10% or more of Penn Traffic's consolidated revenues. Groceries, general merchandise and raw materials are available from many different sources. During the past three fiscal years, no single supplier accounted for 10% or more of Penn Traffic's cost of sales except TOPCO Associates, Inc., which accounted for approximately 21%, 19% and 21% of product purchases in the fiscal years ended February 2, 2002, February 3, 2001 and January 29, 2000, respectively.

History

Penn Traffic is the successor to a retail business which dates back to 1854. In August 1988, Penn Traffic acquired P&C Food Markets, Inc. ("P&C"), which operated a retail and wholesale food distribution business in a contiguous market to the east of Penn Traffic's historical marketplace. In April 1993, P&C was merged into the Company.

In April 1989, Penn Traffic acquired Big Bear Stores Company ("Big Bear"), a leading food retailer in Ohio and northern West Virginia. In April 1993, Big Bear was merged into the Company.

In January 1998, Penn Traffic sold Sani-Dairy, its former dairy manufacturing operation. Concurrent with the completion of the transaction, the Company entered into a 10-year supply agreement with the acquirer for the purchase of products that were supplied by Sani-Diary and two other dairies.

Between the middle of 1998 and May 1999, Penn Traffic implemented the Store Rationalization Program which involved the sale or closure of 50 stores (see "Retail Food Business").

As described above, on the Petition Date, Penn Traffic and certain of its subsidiaries commenced the Bankruptcy Cases in the Bankruptcy Court to implement a prenegotiated financial restructuring of the Company. On June 29, 1999, the Plan became effective in accordance with its terms.

New England Stores

In July 1990, the Company entered into a 10-year operating agreement (the "New England Operating Agreement") with The Grand Union Company ("Grand Union") pursuant to which Grand Union acquired the right to operate 13 stores in Vermont and New Hampshire under the "Grand Union" trade name until July 31, 2000. Prior to July 1990, these stores had been operated by Penn Traffic under the Company's "P&C" trade name.

Grand Union had the right to extend the term of the New England Operating Agreement for an additional five years after the 10-year term, at set operating fees. Penn Traffic had also granted Grand Union the option to purchase such stores based on a formula set forth in the New England Operating Agreement. As Grand Union did not exercise either of these options, by August 1, 2000, the Company regained operating control of the 10 stores that had been subject to the New England Operating Agreement that were still operating. Nine of these stores were opened for business on various dates during August 2000.

The Revenues account of the Company's Consolidated Statement of Operations for the 53-week period ended February 3, 2001 and the 52-week period ended January 29, 2000 includes income from the New England Operating Agreement of approximately $5.7 million and $12.5 million, respectively. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Reorganization

As described above, on the Petition Date, Penn Traffic and certain of its subsidiaries commenced the Bankruptcy Cases in the Bankruptcy Court to implement a prenegotiated financial restructuring of the Company. On June 29, 1999 the Plan became effective in accordance with its terms.

Consummation of the Plan has resulted in (1) the former $732.2 million principal amount of the Company's senior notes being exchanged for $100 million of senior notes and 19,000,000 shares of newly issued common stock (the "Common Stock"), (2) the former $400 million principal amount of senior subordinated notes being exchanged for 1,000,000 shares of Common Stock and six-year warrants to purchase 1,000,000 shares of Common Stock having an exercise price of $18.30 per share, (3) holders of Penn Traffic's formerly issued common stock receiving one share of Common Stock for each 100 shares of common stock held immediately prior to the Petition Date, for a total of 106,955 new shares and (4) the cancellation of all outstanding options and warrants to purchase shares of the Company's former common stock. The Plan also provides for the issuance to officers and key employees of options to purchase up to 2,297,000 shares of Common Stock. The Company's Common Stock and warrants to purchase common stock are currently trading on the Nasdaq National Market under the symbols "PNFT" and "PNFTW," respectively.

The Plan also provided for payment in full of all of the Company's obligations to its other creditors.

On the Effective Date, in connection with the consummation of the Plan, the Company entered into a new $320 million secured credit facility (the "Credit Facility"). The Credit Facility includes (1) a $205 million revolving credit facility and (2) a $115 million term loan. The lenders under the Credit Facility have a first priority perfected security interest in substantially all of the Company's assets. Proceeds from the Credit Facility were used to satisfy the Company's obligations under its debtor-in-possession financing and pay certain costs of the reorganization process and are available to satisfy the Company's ongoing working capital and capital expenditure requirements. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

ITEM 2. PROPERTIES

Penn Traffic follows the general industry practice of leasing the majority of its retail supermarket locations. Penn Traffic presently owns 25 and leases 191 of the supermarkets that it operates. The leased supermarkets are held under leases expiring from 2002 to 2024, excluding option periods. Penn Traffic owns or leases 44 supermarkets which are leased or subleased to independent operators.

Penn Traffic owns five shopping centers that contain company-owned or licensed supermarkets. Penn Traffic also owns distribution centers in Syracuse and Jamestown, New York; Columbus, Ohio; and DuBois, Pennsylvania; and a bakery plant in Syracuse, New York. Penn Traffic owns a fleet of trucks and trailers, fixtures and equipment utilized in its business and certain miscellaneous real estate.

Also see Item 1 – "Business – Retail Food Business" and "Business – Purchasing and Distribution" for additional information concerning the Company's properties.

ITEM 3. LEGAL PROCEEDINGS

The Company and its subsidiaries are involved in several lawsuits, claims and inquiries, most of which are routine to the nature of the business. Estimates of future liability are based on an evaluation of currently available facts regarding each matter. Liabilities are recorded when it is probable that costs will be incurred and can be reasonably estimated.

Based on management's evaluation, the resolution of these matters is not expected to materially affect the financial position, results of operations or liquidity of the Company.

Also see Item 1 - "Business - Reorganization" for a description of the consummation of the Plan.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year ended February 2, 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Since September 15, 1999, Penn Traffic's Common Stock and warrants have been listed on the Nasdaq National Market under the symbols "PNFT" and "PNFTW," respectively. Shares of Common Stock were held by approximately 2,196 stockholders and 98 warrant holders, respectively, of record on February 2, 2002.

Common stock information is provided on Pages 89 and 90 of this Form 10-K.

ITEM 6. SELECTED FINANCIAL DATA

Consolidated Five-Year Financial Summary

Set forth below is selected historical consolidated financial data of Penn Traffic for the five fiscal years ended February 2, 2002. As a result of the consummation of the Plan, Penn Traffic adopted "fresh-start reporting" as of June 26, 1999. The accounting periods ended on or prior to June 26, 1999, have been designated "Predecessor Company" and the periods subsequent to June 26, 1999, have been designated "Successor Company."

In accordance with the implementation of fresh-start reporting, the Company's assets, liabilities and stockholders' (deficit) equity have been revalued as of June 26, 1999. In addition, as a result of the consummation of the Plan, the amount of the Company's indebtedness has been substantially reduced. Accordingly, the financial statements of the Company for periods after June 26, 1999 are not comparable to the Company's financial statements for periods ended on or prior to such date.

The selected historical consolidated financial data for the 52-week period ended February 2, 2002, the 53-week period ended February 3, 2001, the 31-week period ended January 29, 2000, the 21-week period ended June 26, 1999, and the 52-week periods ended January 30, 1999 and January 31, 1998 are derived from the consolidated financial statements of Penn Traffic which have been audited by PricewaterhouseCoopers LLP, independent accountants. The consolidated financial statements of Penn Traffic have been reclassified to reflect the implementation of EITF Issue Number 00-14 "Accounting for Certain Sales Incentives," as codified by EITF Issue Number 01-9, "Accounting for Consideration Given by a Vendor to a Customer" ("EITF 00-14") and certain other income statement reclassifications the Company made during the third quarter of the fiscal year ended February 2, 2002 (see footnote 1 on page 20). The selected historical consolidated financial data should be read in conjunction with the Penn Traffic consolidated financial statements and related notes included elsewhere herein.

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of dollars, except per share data)	Successor Company 52 Weeks Ended February 2, 2002	Successor Company 53 Weeks Ended February 3, 2001
Revenues (1)	$ 2,404,302	$ 2,413,295
Costs and Operating Expenses:		
Cost of sales (1)	1,748,710	1,761,043
Selling and administrative expenses (1)	594,517	593,757
Amortization of excess reorganization value	109,273	111,381
Unusual items (2)	-	(1,741)
Operating Loss	(48,198)	(51,145)
Interest expense	36,100	39,164
Loss Before Income Taxes	(84,298)	(90,309)
Provision for income taxes (3)	11,418	9,593
Net Loss	$ (95,716)	$ (99,902)
Net Loss Per Share (Basic and Diluted)	$ (4.77)	$ (4.97)

No dividends on common stock have been paid during the past five fiscal years.

Balance Sheet Data:		
Total assets	$ 815,729	$ 909,570
Total debt (including capital leases)	328,116	324,448
Stockholders' equity	145,217	263,287

Other Data:		
EBITDA (4)	$ 103,649	$ 101,884
Depreciation and amortization	41,926	41,870
LIFO provision	648	1,519
Capital expenditures, including capital leases and acquisitions	48,008	57,982
Cash interest expense	35,223	38,275

Footnotes:

(1) The Company's Consolidated Statement of Operations for the 52-week period ended February 2, 2002 ("Fiscal 2002") and the 53-week period ended February 3, 2001 ("Fiscal 2001") reflect the Company's implementation of EITF 00-14 in the 13-week period ended November 3, 2001. EITF 00-14 addresses the recognition, measurement and income statement classification of certain sales incentives offered by companies in the form of discounts, coupons or rebates. In connection with the implementation of this new accounting pronouncement, Penn Traffic has made certain reclassifications between "Revenues" and "Costs and Operating Expenses" in the Company's Consolidated Statement of Operations for all periods in the Consolidated Five-Year Financial Summary. These reclassifications result in an equal decrease to the Company's reported Revenues and Costs and Operating Expenses for these periods.

In addition, in Fiscal 2002, the Company made certain other reclassifications of expenses in the Company's Consolidated Statement of Operations between "Cost of sales" and "Selling and administrative expenses" for all periods in the Consolidated Five-Year Financial Summary. The implementation of EITF 00-14 and these other reclassifications did not have any effect on Penn Traffic's reported Operating Income (Loss), EBITDA or Net Income (Loss).

(2) During Fiscal 2001, the Company recorded an unusual item (income) of $3.0 million associated with a reduction in the estimate of the remaining liability associated with the Store Rationalization Program and an unusual item (expense) of $1.3 million related to the implementation of a warehouse consolidation project.

(3) The tax provisions for Fiscal 2002 and Fiscal 2001 are not recorded at statutory rates due to differences between income calculations for financial reporting and tax reporting purposes that result primarily from nondeductible amortization of excess reorganization value.

(4) "EBITDA" is earnings before interest, taxes, depreciation, amortization, amortization of excess reorganization value, LIFO provision and unusual items. EBITDA should not be interpreted as a measure of operating results, cash flow provided by operating activities or liquidity, or as an alternative to any generally accepted accounting principle measure of performance. The Company reports EBITDA because it is a widely used financial measure of the potential capacity of a company to incur and service debt. Penn Traffic's reported EBITDA may not be comparable to similarly titled measures used by other companies.

CONSOLIDATED STATEMENT OF OPERATIONS (continued)

(In thousands of dollars, except per share data)	Successor Company	Predecessor Company		
	31 Weeks Ended January 29, 2000	21 Weeks Ended June 26, 1999	52 Weeks Ended January 30, 1999	52 Weeks Ended January 31, 1998
Revenues (1)	$ 1,421,936	$ 969,250	$2,701,470	$2,875,118
Costs and Operating Expenses:				
Cost of sales (1) (2)	1,034,049	717,843	2,020,305	2,116,834
Selling and administrative expenses (1) (3)	347,577	252,375	669,239	691,797
Restructuring charges (3)				10,704
Gain on sale of Sani-Dairy (4)				(24,218)
Amortization of excess reorganization value	65,132			
Unusual items (2) (5)	7,408	(4,631)	61,355	
Write-down of long-lived assets (6)			143,842	26,982
Operating (Loss) Income	(32,230)	3,663	(193,271)	53,019
Interest expense (7)	22,923	21,794	147,737	149,981
Reorganization items (8)		167,031		
Loss Before Income Taxes and Extraordinary Items	(55,153)	(185,162)	(341,008)	(96,962)
Provision (benefit) for income taxes (9)	4,940	60	(23,914)	(35,836)
Loss Before Extraordinary Items	(60,093)	(185,222)	(317,094)	(61,126)
Extraordinary items (10)		(654,928)		
Net (Loss) Income	$ (60,093)	$ 469,706	$ (317,094)	$ (61,126)
Net Loss Per Share (Basic and Diluted)	$ (2.99)			

No dividends on common stock have been paid during the past five fiscal years. Per share data is not presented for the period ended on or prior to June 26, 1999, because of the general lack of comparability as a result of the revised capital structure of the Company.

Balance Sheet Data:				
Total assets	$ 1,020,457		$1,228,061	$1,563,586
Total debt (including capital leases)	320,174		1,377,358	1,373,607
Stockholders' equity (deficit)	363,564		(469,706)	(159,809)
Other Data:				
EBITDA (11)	$ 67,378	$ 29,773	$ 99,450	$ 165,283
Depreciation and amortization	26,176	25,832	77,179	88,966
LIFO provision	892	1,009	2,376	2,343
Capital expenditures, including capital leases and acquisitions	31,468	6,279	14,368	22,272
Cash interest expense	22,405	20,393	143,411	145,177

Footnotes:

(1) The Company's Consolidated Statement of Operations for the 31-week period ended January 29, 2000, the 21-week period ended June 26, 1999 and the 52-week periods ended January 30, 1999 and January 31, 1998 reflect the Company's implementation of EITF 00-14 in the 13-week period ended November 3, 2001 and certain other reclassifications of expenses between "Cost of sales" and "Selling and administrative expenses."

(2) During the 21-week period ended June 26, 1999, the Company recorded a special charge of $3.9 million associated with the repositioning of its 15 Big Bear Plus stores. This charge, which consists of estimated inventory markdowns for discontinued product lines, is included in cost of sales.

During the 52-week period ended January 30, 1999 ("Fiscal 1999"), the Company recorded a special charge of $68.2 million related to the Store Rationalization Program ($60.2 million of this charge is included in the unusual item account; $8.0 million of this charge, representing inventory markdowns, is included in cost of sales). The unusual item account for Fiscal 1999 also includes $1.1 million of professional fees and other miscellaneous costs associated with the Company's financial restructuring.

(3) For the 52-week period ended January 31, 1998 ("Fiscal 1998"), the Company recorded special charges totaling $18.2 million ($10.7 million, net of tax). These special charges consist of (1) $12.6 million associated with a management reorganization and related corporate actions ($10.7 million of this charge is included in restructuring charges and $1.9 million is included in selling and administrative expenses) and (2) $5.6 million associated with the retention of certain corporate executives, which is included in selling and administrative expenses.

(4) During Fiscal 1998, the Company recorded a gain totaling $24.2 million ($14.3 million, net of tax) related to the sale of Sani-Dairy, the Company's dairy manufacturing operation.

(5) During the 31-week period ended January 29, 2000, the Company recorded unusual items (expense) of $5.5 million associated with the restructuring of certain executive compensation agreements and $1.9 million associated with an early retirement program for certain eligible employees. During the 21-week period ended June 26, 1999, the Company recorded an unusual item (income) of $4.6 million related to the Store Rationalization Program.

(6) The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these properties will be sufficient to recover the remaining recorded asset values. During Fiscal 1999, the Company recorded noncash charges of (1) $52.3 million primarily related to the write-down of the recorded asset values of 14 of the Company's stores (including allocable goodwill) to estimated realizable value and (2) $91.5 million to write down the carrying amounts (including allocable goodwill) of property held for sale in connection with the Store Rationalization Program to estimated realizable value.

During Fiscal 1998, the Company recorded a noncash charge of $27.0 million primarily related to the write-down of the recorded asset values of 12 of the Company's stores (including allocable goodwill), as well as miscellaneous real estate, to estimated realizable values.

(7) As a result of the Company's Chapter 11 filing on the Petition Date, no principal or interest payments were made on or after the Petition Date on the Company's formerly outstanding senior and senior subordinated notes. Accordingly, no interest expense for these obligations has been accrued on or after the Petition Date. Had such interest been accrued, interest expense for the 21-week period ended June 26, 1999 would have been approximately $58.8 million.

(8) The reorganization items for the 21-week period ended June 26, 1999 include (a) adjustments associated with the implementation of fresh-start reporting, (b) professional fees associated with the implementation of the Plan, (c) the write-off of unamortized deferred financing fees for the Company's former notes and (d) a gain related to the difference between the estimated allowed claims for rejected leases and the liabilities previously recorded for such leases.

(9) The tax provision for the 31-week period ended January 29, 2000 is not recorded at statutory rates due to differences between income calculations for financial reporting and tax reporting purposes that result primarily from the nondeductible amortization of excess reorganization value. The tax provision for the 21-week period ended June 26, 1999, is not recorded at statutory rates due to the recording of a valuation allowance for all income tax benefits generated. A valuation allowance is required when it is more likely than not that the recorded value of a deferred tax asset will not be realized.

(10) The extraordinary items for the 21-week period ended June 26, 1999 include (a) a gain on debt discharge recorded in connection with the consummation of the Plan and (b) the write-off of unamortized deferred financing fees associated with the repayment of the Company's pre-petition revolving credit facility.

(11) "EBITDA" is earnings before interest, taxes, depreciation, amortization, amortization of excess reorganization value, LIFO provision, special charges, unusual items, write-down of long-lived assets, reorganization items and extraordinary items. EBITDA should not be interpreted as a measure of operating results, cash flow provided by operating activities or liquidity, or as an alternative to any generally accepted accounting principle measure of performance. The Company reports EBITDA because it is a widely used financial measure of the potential capacity of a company to incur and service debt. Penn Traffic's reported EBITDA may not be comparable to similarly titled measures used by other companies.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements included in this Part II, Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10-K which are not statements of historical fact are intended to be, and are hereby identified as, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Without limiting the foregoing, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "project" and other similar expressions are intended to identify forward-looking statements. Penn Traffic ("the Company") cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, the success or failure of the Company in implementing its current business and operational strategies; general economic and business conditions; competition; availability, location and terms of sites for store development; the successful implementation of the Company's capital expenditure program (including store remodeling and investments in the Company's technology infrastructure including point-of-sale systems); labor relations; labor and employee benefit costs including increases in health care and pension costs; the impact of the Company's loyalty card program on its results of operations; the impact of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on the Company's financial statements and financial results (as discussed in "Impact of New Accounting Standards" below); availability and terms of and access to capital; the Company's liquidity and other financial considerations; the ability of the Company to repurchase its common stock in open market purchases and the prices at which it repurchases its common stock; restrictions on the Company's ability to repurchase its shares under its debt instruments; and the outcome of pending or yet-to-be instituted legal proceedings. Penn Traffic cautions that the foregoing list of important factors is not exhaustive.

The following discussion utilizes the Company's Consolidated Statement of Operations for the periods noted after taking into account the reclassifications described under "Impact of New Accounting Standards."

OVERVIEW

As discussed in Note 2 to the accompanying Consolidated Financial Statements, the Company emerged from its Chapter 11 proceedings on the Effective Date. For financial reporting purposes, the Company accounted for the consummation of the Plan as of June 26, 1999. In accordance with the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company has applied fresh-start reporting as of June 26, 1999, which has resulted in significant changes to the valuation of certain of the Company's assets and liabilities, and to its stockholders' equity. In connection with the adoption of fresh-start reporting, a new entity has been deemed to be created for financial reporting purposes. The periods ended on or prior to June 26, 1999 have been designated "Predecessor Company" and the periods subsequent to June 26, 1999 have been designated "Successor Company." For purposes of the discussion of Results of Operations for the 52-week period ended January 29, 2000 ("Fiscal 2000"), the results of the 21-week period ended June 26, 1999 (Predecessor Company) and the 31-week period ended January 29, 2000 (Successor Company) have been combined since separate discussions of these periods are not meaningful in terms of their operating results or comparisons to the prior year.

Results of Operations

Fiscal Year Ended February 2, 2002 ("Fiscal 2002") Compared to Fiscal Year Ended February 3, 2001 ("Fiscal 2001")

Fiscal 2002 was a 52-week year and Fiscal 2001 was a 53-week year.

The following table sets forth certain Statement of Operations components expressed as percentages of revenues for Fiscal 2002 and Fiscal 2001:

	Fiscal Year	
	2002	**2001**
Revenues	100.0%	100.0%
Gross profit (1)	27.3	27.0
Adjusted gross profit (2)	27.3	26.9
Selling and administrative expenses	24.7	24.6
Adjusted selling and administrative expenses (3)	24.6	24.7
Amortization of excess reorganization value	4.5	4.6
Unusual items		(0.1)
Operating loss	(2.0)	(2.1)
Adjusted operating income (4)	2.6	2.2
Interest expense	1.5	1.6
Adjusted interest expense	1.5	1.6
Net loss	(4.0)	(4.1)
Adjusted net income (5)	0.6	0.3

See notes below

(1) Revenues less cost of sales.

(2) "Adjusted gross profit as a percentage of revenues" for Fiscal 2002 is (a) gross profit excluding loyalty card startup costs of $0.4 million divided by (b) revenues. "Adjusted gross profit as a percentage of revenues" for Fiscal 2001 is (a) gross profit excluding the estimated effect of the additional week in Fiscal 2001 of $12.7 million, income associated with the Company's prior lease of 10 stores in New England to another supermarket chain which expired in August 2000 (the "New England Lease") of $5.7 million, loyalty card startup costs of $0.4 million and startup costs and operating losses associated with the commencement of the Company's New England stores of $0.6 million divided by (b) revenues excluding the estimated effect of the additional week of $46.6 million and revenues of $5.7 million associated with the New England Lease ("Adjusted Fiscal 2001 Revenues").

(3) "Adjusted selling and administrative expenses as a percentage of revenues" for Fiscal 2002 is (a) selling and administrative expenses excluding loyalty card startup costs of $2.0 million divided by (b) revenues. "Adjusted selling and administrative expenses as a percentage of revenues" for Fiscal 2001 is (a) selling and administrative expenses excluding the estimated impact of the additional week of $9.7 million, loyalty card startup costs of $1.1 million and startup costs and operating losses associated with the commencement of operation of the Company's New England stores of $0.5 million divided by (b) Adjusted Fiscal 2001 Revenues.

(4) "Adjusted operating income as a percentage of revenues" for Fiscal 2002 is (a) operating loss excluding loyalty card startup costs of $2.4 million and amortization of excess reorganization value of $109.3 million ("Adjusted operating income" for Fiscal 2002) divided by (b) revenues. "Adjusted operating income as a percentage of revenues" for Fiscal 2001 is (a) operating loss excluding the estimated effect of the additional week of $3.0 million, income associated with the New England Lease of $5.7 million, loyalty card startup costs of $1.5 million, startup costs and operating losses associated with the commencement of operation of the Company's New England stores of $1.1 million, an unusual item (income) of $1.7 million and amortization of excess reorganization value of $111.4 million ("Adjusted operating income" for Fiscal 2001) divided by (b) Adjusted Fiscal 2001 Revenues.

(5) "Adjusted net income as a percentage of revenues" for Fiscal 2002 is net loss excluding loyalty card startup costs of $1.4 million (after tax) and amortization of excess reorganization value of $109.3 million ("Adjusted net income" for Fiscal 2002) divided by (b) revenues. "Adjusted net income as a percentage of revenues" for Fiscal 2001 is (a) net loss excluding the estimated effect of the additional week of $1.3 million (after tax), New England Lease income of $3.4 million (after tax), loyalty card startup costs of $0.9 million (after tax), startup costs and operating losses associated with the commencement of operation of the Company's New England stores of $0.6 million (after tax), an unusual item (income) of $1.0 million (after tax) and amortization of excess reorganization value of $111.4 million ("Adjusted net income" for Fiscal 2001) divided by (b) Adjusted Fiscal 2001 Revenues.

Revenues

Revenues for Fiscal 2002 decreased 0.4% to $2.404 billion from $2.413 billion in Fiscal 2001. The decrease in revenues for Fiscal 2002 is attributable to the fact that Fiscal 2002 was a 52-week fiscal year and Fiscal 2001 was a 53-week fiscal year.

Revenues of $2.404 billion in Fiscal 2002 increased 1.8% over Adjusted Fiscal 2001 Revenues of $2.361 billion (which exclude the estimated effect of the additional week and revenues associated with the New England Lease). This increase in revenues was primarily due to an increase in same store sales and the Company's operation of 10 New England stores for a full year in Fiscal 2002 compared to a partial year in Fiscal 2001 (see "Liquidity and Capital Resources" below).

Same store sales for Fiscal 2002 increased 0.8% from the comparable prior year period. Wholesale food distribution revenues were $274.8 million in Fiscal 2002 compared to $272.5 million, excluding the estimated effect of the additional week, in Fiscal 2001.

Gross profit; Adjusted gross profit

Gross profit for Fiscal 2002 was 27.3% of revenues compared to 27.0% of revenues in Fiscal 2001. Adjusted gross profit for Fiscal 2002 was 27.3% of revenues compared to 26.9% of revenues in Fiscal 2001. The increase in adjusted gross profit as a percentage of revenues in Fiscal 2002 was primarily due to an increase in private label sales, the Company's ability to more efficiently promote its offerings with the Company's new loyalty card, a reduction in inventory shrink expense and a reduction in the LIFO provision from the prior year. These improvements in adjusted gross profit were partially offset by an increase in promotional spending during Fiscal 2002 to drive sales.

Selling and administrative expenses; Adjusted selling and administrative expenses

Selling and administrative expenses for Fiscal 2002 were 24.7% of revenues compared to 24.6% of revenues in Fiscal 2001. Adjusted selling and administrative expenses for Fiscal 2002 were 24.6% of revenues compared to 24.7% of revenues for Fiscal 2001. The decrease in adjusted selling and administrative expenses as a percentage of revenues in Fiscal 2002 was primarily due to the benefits of the Company's cost reduction programs partially offset by cost increases in labor and utilities.

Depreciation and amortization

Depreciation and amortization expense was $41.9 million or 1.7% of revenues in Fiscal 2002 and $41.9 million or 1.8% of revenues (excluding the effect of the extra week) in Fiscal 2001.

Amortization of excess reorganization value for Fiscal 2002 was $109.3 million and $111.4 million in Fiscal 2001. The excess reorganization value asset of $327.8 million, which was established in June 1999 in connection with the implementation of fresh-start reporting, is being amortized on a straight-line basis over a three-year period. The Company will not amortize the excess reorganization value asset after Fiscal 2002 in accordance with a new accounting standard (see "Impact of New Accounting Standards" below).

Unusual items

During Fiscal 2001, the Company recorded unusual items of (1) $3.0 million (income) associated with a reduction in the estimate of the remaining liability associated with the Company's store rationalization program (the "Store Rationalization Program") and (2) $1.3 million (expense), related to the implementation of a warehouse consolidation project (see Note 5 to the Consolidated Financial Statements).

Operating loss; Adjusted operating income

Operating loss for Fiscal 2002 was $48.2 million or 2.0% of revenues compared to an operating loss of $51.1 million or 2.1% of revenues for Fiscal 2001. The Company had an operating loss for Fiscal 2002 and Fiscal 2001 due to noncash charges for amortization of excess reorganization value of $109.3 million and $111.4 million, respectively. As described above, the Company will not amortize excess reorganization value after Fiscal 2002 (see "Impact of New Accounting Standards" below).

Adjusted operating income for Fiscal 2002 was $63.4 million or 2.6% of revenues compared to $52.3 million or 2.2% of revenues for Fiscal 2001. The increase in adjusted operating income as a percentage of revenues in Fiscal 2002 was due to an increase in adjusted gross profit as a percentage of revenues.

Interest expense; Adjusted interest expense

Interest expense for Fiscal 2002 was $36.1 million compared to $39.2 million in Fiscal 2001. Adjusted interest expense for Fiscal 2002 of $36.1 million compared to $38.4 million, excluding the effect of the extra week, in Fiscal 2001. The decrease in interest expense in Fiscal 2002 is due to a decrease in the interest rates on the Company's variable rate debt from the prior year.

Income taxes

Income tax provision was $11.4 million for Fiscal 2002 compared to $9.6 million in Fiscal 2001.

The effective tax rates for Fiscal 2002 and Fiscal 2001 vary from statutory rates due to differences between income for financial reporting and tax reporting purposes that result primarily from the nondeductible amortization of excess reorganization value.

Net loss; Adjusted net income

Net loss for Fiscal 2002 was $95.7 million compared to a net loss $99.9 million for Fiscal 2001. Adjusted net income was $15.0 million for Fiscal 2002 compared to $7.2 million for Fiscal 2001.

Fiscal Year Ended February 3, 2001 ("Fiscal 2001") Compared to Fiscal Year Ended January 29, 2000 ("Fiscal 2000")

Fiscal 2001 was a 53-week year and Fiscal 2000 was a 52-week year.

The following table sets forth certain Statement of Operations components expressed as percentages of revenues for Fiscal 2001 and Fiscal 2000:

	Fiscal Year	
	2001	2000
Revenues	100.0%	100.0%
Gross profit (1)	27.0	26.7
Adjusted gross profit (2)	26.9	26.5
Selling and administrative expenses	24.6	25.1
Adjusted selling and administrative expenses (3)	24.7	25.2
Amortization of excess reorganization value	4.6	2.7
Unusual items	(0.1)	0.1
Operating loss	(2.1)	(1.2)
Adjusted operating income (4)	2.2	1.3
Interest expense	1.6	1.9
Adjusted interest expense	1.6	1.9
Reorganization items		7.0
Net (loss) income	(4.1)	17.1
Adjusted net income (loss) (5)	0.3	(0.8)

See notes below

(1) Revenues less cost of sales.

(2) "Adjusted gross profit as a percentage of revenues" for Fiscal 2001 is (a) gross profit excluding the estimated effect of the additional week of $12.7 million, income associated with the Company's New England Lease of $5.7 million, loyalty card startup costs of $0.4 million and startup costs and operating losses associated with the commencement of the Company's New England stores of $0.6 million divided by (b) Adjusted Fiscal 2001 Revenues. "Adjusted gross profit as a percentage of revenues" for Fiscal 2000 is (a) gross profit excluding New England Lease income of $12.5 million and a special charge of $3.9 million divided by (b) revenues excluding New England Lease income of $12.5 million ("Adjusted Fiscal 2000 Revenues").

(3) "Adjusted selling and administrative expenses as a percentage of revenues" for Fiscal 2001 is (a) selling and administrative expenses excluding the estimated impact of the additional week of $9.7 million, loyalty card startup costs of $1.1 million and startup costs and operating losses associated with the commencement of operation of the Company's New England stores of $0.5 million divided by (b) Adjusted Fiscal 2001 Revenues. "Adjusted selling and administrative expenses as a percentage of revenues" for Fiscal 2000 is (a) selling and administrative expenses divided by (b) Adjusted Fiscal 2000 Revenues.

(4) "Adjusted operating income as a percentage of revenues" for Fiscal 2001 is (a) operating loss excluding the estimated impact of the additional week of $3.0 million, income associated with the New England Lease of $5.7 million, loyalty card startup costs of $1.5 million, startup costs and operating losses associated with the commencement of operation of the Company's New England stores of $1.1 million, an unusual item (income) of $1.7 million, and amortization of excess reorganization value of $111.4 million ("Adjusted operating income" for Fiscal 2001) divided by (b) Adjusted Fiscal 2001 Revenues. "Adjusted operating income as a percentage of revenues" for Fiscal 2000 is (a) operating loss excluding income associated with the New England Lease of $12.5 million, a special charge of $3.9 million, an unusual item (expense) of $2.8 million and amortization of excess reorganization value of $65.1 million ("Adjusted operating income" for Fiscal 2000) divided by (b) Adjusted Fiscal 2000 Revenues.

(5) "Adjusted net income as a percentage of revenues" for Fiscal 2001 is (a) net loss excluding the estimated impact of the additional week of $1.3 million (after tax), New England Lease income of $3.4 million (after tax), loyalty card startup costs of $0.9 million (after tax), startup costs and operating losses associated with the commencement of operation of the Company's New England stores of $0.6 million (after tax), an unusual item (income) of $1.0 million (after tax) and amortization of excess reorganization value of $111.4 million ("Adjusted net income" for Fiscal 2001) divided by (b) Adjusted Fiscal 2001 Revenues. "Adjusted net loss as a percentage of revenues" for Fiscal 2000 is (a) net income excluding income associated with the New England Lease of $9.4 million (after tax), unusual items (expense) of $0.1 million (after tax), special charge of $3.9 million (after tax), amortization of excess reorganization value of $65.1 million, reorganization items (expense) of $167.0 million and extraordinary items (income) of $654.9 million ("Adjusted net income" for Fiscal 2000") divided by (b) Adjusted Fiscal 2000 Revenues.

Revenues

Revenues for Fiscal 2001 increased 0.9% to $2.413 billion from $2.391 billion in Fiscal 2000. The increase in revenues for Fiscal 2001 was primarily attributable to (1) an increase in same store sales, (2) the commencement of the Company's operation of 10 New England stores formerly leased to another supermarket chain (see "Liquidity and Capital Resources" below) and (3) the fact that Fiscal 2001 was a 53-week fiscal year and Fiscal 2000 was a 52-week fiscal year. These increases in revenues were partially offset by (1) a reduction in the number of stores the Company operated during Fiscal 2001 as compared to Fiscal 2000, resulting from the Company's decision to close or sell certain stores as part of the Company's Store Rationalization Program (during the fiscal year ended January 29, 2000, Penn Traffic sold or closed 21 stores in connection with this program; 19 of these stores were sold or closed in the 13-week period ended May 1, 1999) and (2) a decline in wholesale food distribution revenues. On a 52-week basis, revenues for Fiscal 2001 were approximately $2.361 billion.

Same store sales for Fiscal 2001 increased 0.2% from the comparable prior year period. Wholesale food distribution revenues, excluding the effect of the additional week in Fiscal 2001, were $272.5 million in Fiscal 2001 compared to $286.1 million in Fiscal 2000. The decrease in wholesale food distribution revenues in Fiscal 2001 is a result of a reduction in the average number of customers and the average shipments per customer.

Gross profit; Adjusted gross profit

Gross profit for Fiscal 2001 was 27.0% of revenues compared to 26.7% of revenues in Fiscal 2000. Adjusted gross profit for Fiscal 2001 was 26.9% of revenues compared to 26.5% of revenues in Fiscal 2000. The increase in adjusted gross profit as a percentage of revenues in Fiscal 2001 was primarily a result of (1) an increase in allowance income from the Company's vendors, (2) a reduction in inventory shrink expense and (3) a reduction in depreciation and amortization expense (as described below). These increases in adjusted gross profit were partially offset by an increase in promotional spending, as a percentage of revenues, to drive sales and launch a number of remodeled stores.

Selling and administrative expenses; Adjusted selling and administrative expenses

Selling and administrative expenses for Fiscal 2001 were 24.6% of revenues compared to 25.1% of revenues in Fiscal 2000. Adjusted selling and administrative expenses for Fiscal 2001 were 24.7% of revenues compared to 25.2% of revenues for Fiscal 2000. The decrease in adjusted selling and administrative expense as a percentage of revenues in Fiscal 2001 was primarily a result of (1) the Company's cost reduction initiatives, (2) a reduction in bad debt expense and (3) reductions in depreciation expense and goodwill amortization (as described below).

Depreciation and amortization

Depreciation and amortization expense was $41.9 million or 1.8% of revenues in Fiscal 2001 and $52.0 million or 2.2% of revenues in Fiscal 2000. Depreciation and amortization expense decreased in Fiscal 2001 primarily due to (1) a reduction in the carrying value of property, plant and equipment associated with the implementation of fresh-start reporting (see Note 3 to the Consolidated Financial Statements) and (2) the elimination of goodwill associated with the implementation of fresh-start reporting.

Amortization of excess reorganization value for Fiscal 2001 was $111.4 million and $65.1 million in Fiscal 2000. The excess reorganization value asset of $327.8 million, which was established in June 1999 in connection with the implementation of fresh-start reporting, is being amortized on a straight-line basis over a three-year period. The Company will not amortize the excess reorganization value asset after Fiscal 2002 in accordance with a new accounting standard (see "Impact of New Accounting Standards" below).

Unusual items

During Fiscal 2001, the Company recorded unusual items of (1) $3.0 million (income) associated with a reduction in the estimate of the remaining liability associated with the Store Rationalization Program and (2) $1.3 million (expense) related to the implementation of a warehouse consolidation project.

During Fiscal 2000, the Company recorded unusual items of (1) $5.5 million (expense) associated with the restructuring of certain executive compensation agreements, (2) $1.9 million (expense) associated with an early retirement program for certain eligible employees and (3) $4.6 million (income) related to the Store Rationalization Program (see Note 5 to the Consolidated Financial Statements).

Operating loss; Adjusted operating income

Operating loss for Fiscal 2001 was $51.1 million or 2.1% of revenues compared to an operating loss of $28.6 million or 1.2% of revenues for Fiscal 2000. The Company had an operating loss for Fiscal 2001 and Fiscal 2000 due to noncash charges for amortization of excess reorganization value of $111.4 million and $65.1 million, respectively. As described above, the Company will not amortize excess reorganization value after Fiscal 2002.

Adjusted operating income for Fiscal 2001 was $52.3 million or 2.2% of revenues compared to $30.7 million or 1.3% of revenues for Fiscal 2000. The increase in adjusted operating income as a percentage of revenues in Fiscal 2001 was due to an increase in adjusted gross profit as a percentage of revenues and a decrease in adjusted selling and administrative expenses as a percentage of revenues.

Interest expense; Adjusted interest expense

Interest expense for Fiscal 2001 was $39.2 million compared to $44.7 million in Fiscal 2000. Adjusted interest expense for Fiscal 2001 (excluding the effect of the additional week) was $38.4 million compared to $44.7 million in Fiscal 2000. As discussed in Note 6 to the Consolidated Financial Statements, the Company discontinued the accrual of interest on the Company's former senior and senior subordinated notes on March 1, 1999.

Reorganization items

During Fiscal 2000, the Company recorded reorganization items (expense) of $167.0 million (see Note 7 to the Consolidated Financial Statements).

Income taxes

Income tax provision was $9.6 million for Fiscal 2001 compared to $5.0 million in Fiscal 2000.

The effective tax rates for Fiscal 2001 and the 31-week period ended January 29, 2000 vary from statutory rates due to differences between income for financial reporting and tax reporting purposes that result primarily from the nondeductible amortization of excess reorganization value. The effective tax rate for the 21-week period ended June 26, 1999, varies from statutory rates due to the recording of a valuation allowance for all income tax benefits generated. A valuation allowance is required when it is more likely than not that the recorded value of a deferred tax asset will not be realized (see Note 8 to the Consolidated Financial Statements).

At January 30, 1999, the Company had approximately $300 million of federal net operating loss carryforwards as well as certain state net operating loss carryforwards and various tax credits. On January 30, 2000, all such net operating loss and tax credit carryforwards were eliminated due to the implementation of the Plan. In addition, as a result of the implementation of the Plan, on January 30, 2000 the Company lost the majority of the tax basis of its long-lived assets (which was approximately $350 million as of January 29, 2000), significantly reducing the amount of tax depreciation and amortization that the Company will be able to utilize on its tax returns starting in Fiscal 2001.

Extraordinary item

During Fiscal 2000, the Company recorded an extraordinary gain of $654.9 million associated with the Company's financial restructuring (see Note 9 to the Consolidated Financial Statements).

Net (loss) income; Adjusted net income (loss)

Net loss for Fiscal 2001 was $99.9 million compared to a net income of $409.6 million for Fiscal 2000. Adjusted net income was $7.2 million for Fiscal 2001 compared to a net loss of $18.7 million for Fiscal 2000.

Critical Accounting Policies

Critical accounting policies are those accounting policies that are very important to the portrayal of the Company's financial condition and results which require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company believes the following to be critical and could result in materially different amounts being reported under different conditions or using different assumptions:

Reserve for Store Closures For closed stores and stores which the Company has decided to close, the Company records a liability for the estimated future cash flows (including future lease commitments, net of estimated cost recoveries) and miscellaneous closing costs. Future cash flows are estimated based on the Company's knowledge of the market in which the stores closed or to be closed are located. These estimates of future cash flows could be affected by changes in real estate markets and other economic conditions.

Impairment of Long-lived Assets At each fiscal year end, the Company reviews its long-lived assets for impairment based on projected future undiscounted cash flows attributable to such assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, such assets are written down to their fair value. In projecting future cash flows, management considers historical performance and assessments of the effect, among other things, of projected changes in competition, maturation of new stores and store remodels, merchandising and marketing strategies and general market conditions. The determination of fair values is based upon management's knowledge of local real estate markets and the value of equipment utilized in the supermarket industry. No assurance can be given that the actual future cash flows will be sufficient to recover the carrying value of long-lived assets.

Liability for Self-Insurance The Company is primarily self-insured for workers compensation, general liability and certain group health and welfare costs. Self-insurance liabilities are actuarially calculated based on claims filed and an estimate of claims incurred but not yet reported. Projection of losses concerning these liabilities is subject to a high degree of variability due to factors such as claim settlement patterns, litigation trends, legal interpretations and future levels of health care costs.

Employee Benefit Plans The actuarial determination of Penn Traffic's obligations and expense for company sponsored pension benefits is dependent on the Company's selection of assumptions including the discount rate, expected long-term rate of return on plan assets and rates of compensation increase. Significant differences between Penn Traffic's actual experience or significant changes in our assumptions may materially affect our pension obligations and future expense.

Liquidity and Capital Resources

In connection with the completion of the Company's financial restructuring in June 1999, the Company issued $100 million of 11% Senior Notes due on June 29, 2009 (the "Senior Notes") and entered into a new $320 million secured credit facility (the "Credit Facility"). Certain terms of the Senior Notes and the Credit Facility are summarized below.

The indenture for the Senior Notes contains certain negative covenants that, among other things, restrict the Company's ability to incur additional indebtedness, permit additional liens and make certain restricted payments.

The Credit Facility includes (1) a $205 million revolving credit facility (the "Revolving Credit Facility") and (2) a $115 million term loan (the "Term Loan"). The lenders under the Credit Facility have a first priority perfected security interest in substantially all of the Company's assets. The Credit Facility contains a variety of operational and financial covenants intended to restrict the Company's operations. These include, among other things, restrictions on the Company's ability to incur debt and make capital expenditures and restricted payments, as well as requirements that the Company achieve required levels for Consolidated EBITDA, interest coverage, fixed charge coverage and funded debt ratio (all as defined in the Credit Facility).

The Term Loan will mature on June 30, 2006. Amounts of the Term Loan maturing in future fiscal years are outlined in the following table:

Fiscal Year Ending	Amount Maturing (In thousands of dollars)
February 1, 2003	$ 6,750
January 31, 2004	9,750
January 29, 2005	12,750
January 28, 2006	7,750
February 3, 2007	71,250
	$ 108,250

Availability under the Revolving Credit Facility is calculated based on a specified percentage of eligible inventory and accounts receivable of the Company. The Revolving Credit Facility will mature on June 30, 2005. As of February 2, 2002, there were approximately $32.1 million of borrowings and $27.7 million of letters of credit outstanding under the Revolving Credit Facility. Availability under the Revolving Credit Facility was approximately $137 million as of February 2, 2002 (see Note 12 to the Consolidated Financial Statements).

During April 2000, the Company entered into interest rate swap agreements, which expire in five years, that effectively convert $50 million of its variable rate borrowings into fixed rate obligations. Under the terms of these agreements, the Company makes payments at a weighted average fixed interest rate of 7.08% per annum and receives payments at variable interest rates based on the London InterBank Offered Rate.

During Fiscal 2002, the Company's internally generated funds from operations, available cash resources and amounts available under the Revolving Credit Facility provided sufficient liquidity to meet the Company's operating, capital expenditure and debt service needs. During the 52-week period ending February 1, 2003 ("Fiscal 2003"), the Company expects to utilize internally generated funds from operations, amounts available under the Revolving Credit Facility and new capital leases to satisfy its operating, capital expenditure and debt service needs and fund any repurchase of shares of its common stock under its announced stock repurchase program as described below.

Cash flows used to meet the Company's operating requirements during Fiscal 2002 are reported in the Consolidated Statement of Cash Flows. During Fiscal 2002, the Company's net cash used in investing activities was $45.3 million. This amount was financed by net cash provided by operating activities, net cash provided by financing activities and a reduction in cash and cash equivalents of $39.1 million, $3.2 million and $3.0 million, respectively.

As described above in Item 1 - "Business - New England Stores," in July 1990, the Company entered into an agreement with another supermarket company pursuant to which such company acquired the right to operate 13 stores in Vermont and New Hampshire under its trade name until July 31, 2000 (the "New England Operating Agreement"). Prior to July 1990, these stores had been operated by Penn Traffic under the Company's "P&C" trade name. By August 1, 2000, the Company had regained operating control of the 10 stores that remained in operation under the New England Operating Agreement. Nine of these stores were opened for business in August 2000.

The Revenues account of the Company's Consolidated Statement of Operations includes income of approximately $5.7 million from the New England Operating Agreement in Fiscal 2001 (which was recorded in the first half of the fiscal year). In contrast, the Company incurred approximately $1 million of operating losses in connection with the commencement of operation of these 10 stores in the second half of Fiscal 2001. While these stores contributed to the Company's operating income in Fiscal 2002, Penn Traffic expects that the operating income allocable to such stores in future periods will be significantly less than the income received pursuant to the New England Operating Agreement.

The Company competes with several supermarket chains, independent grocery stores, supercenters (combination supermarket and general merchandise stores) and other retailers, many of which have greater resources than Penn Traffic. The number of competitors and the degree of competition encountered by the Company's supermarkets vary by location. Any significant change in the number of the Company's competitors, the number or size of competitors' stores, or in the pricing and promotion practices of the Company's competitors could have an impact on the Company's results of operations.

Penn Traffic expects that it will incur significant increases in employee benefit costs in Fiscal 2003. These are comprised of (1) increases in health care costs which the Company believes are, on a percentage basis, generally consistent with overall increasing costs in the health care industry and (2) an increase in pension expense that the Company will record in Fiscal 2003 as a result of the declining returns in the equity markets over the past two years. Penn Traffic competes against some companies which do not provide the same levels of employee benefits as the Company. It is not certain what portion of these cost increases Penn Traffic will be able to offset through its cost reduction programs, merchandising enhancements or market pricing adjustments.

During Fiscal 2001, the Company commenced implementation of a loyalty card program in its Big Bear stores in Ohio and West Virginia. Fiscal 2001 operating income was reduced by an estimated $1.5 million in connection with the launch of this loyalty card program. Penn Traffic completed the chain-wide implementation of this program by introducing the loyalty card in the Company's remaining 150 stores in New York, Pennsylvania and New England in September 2001. The Company incurred approximately $2.4 million of startup costs to complete the rollout of the loyalty card program.

During Fiscal 2002, the Company invested approximately $48 million in capital expenditures (including capital leases). The Company financed such capital expenditures through cash generated from operations, new capital leases and amounts available under the Revolving Credit Facility. During Fiscal 2003, Penn Traffic expects to invest approximately $65 million (including capital leases). Capital expenditures will be principally for new stores, store remodels and investments in the Company's distribution system and technology infrastructure (including new point-of-sale systems in several of the Company's stores). The Company expects to finance such expenditures through cash generated from operations, amounts available under the Revolving Credit Facility and new capital leases.

On June 29, 2000, the Company announced that its Board of Directors has authorized the Company to repurchase up to an aggregate value of $10 million of Penn Traffic's common stock from time to time in the open market or privately negotiated transactions. The timing and amounts of purchases will be governed by prevailing market conditions and other considerations. To date, the Company has repurchased 53,000 shares of common stock at an average price of $7.08 per share.

During Fiscal 2002 and Fiscal 2001, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, the Company does not engage in trading activities involving non-exchange traded contracts. As such, the Company is not materially exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships. Penn Traffic does not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with the Company or its related parties other than what is disclosed in Note 15 to the Consolidated Financial Statements.

The table below presents significant contractual cash obligations of the Company at February 2, 2002:

Commitment expires during the Fiscal Year Ending	Debt (1)	Capital Lease Obligations (2)(3)	Operating Leases (3)	Total Contractual Cash Obligations
	(In thousands of dollars)			
February 1, 2003	$ 7,066	$ 16,715	$ 32,864	$ 56,645
January 31, 2004	10,005	14,480	31,019	55,504
January 29, 2005	12,972	13,629	27,941	54,542
January 28, 2006	40,086	12,881	25,979	78,946
February 3, 2007	71,492	12,854	23,537	107,883
Thereafter	111,091	50,994	149,623	311,708

---

(1) Balance for fiscal year ending January 28, 2006 includes repayment of $32.1 million outstanding under the Revolving Credit Facility at February 2, 2002.

(2) Includes amounts classified as imputed interest.

(3) See Note 11 to the Consolidated Financial Statements.

The Company has also made certain contractual commitments that extend beyond February 2, 2002 as shown below:

Commitment expires during the Fiscal Year Ending	Stand-by Letters of Credit (1)	Surety Bonds (2)
	(In thousands of dollars)	
February 1, 2003	$ 27,668	$ 6,877

---

(1) Letters of credit are primarily associated with supporting workers compensation obligations and are renewable annually.

(2) The Company is required to maintain surety bonds for varying periods of up to three years from the date of issuance.

Impact of New Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS 142 provides that intangible assets with finite useful lives be amortized, and that goodwill and intangible assets with indefinite useful lives not be amortized but tested at least annually for impairment.

Penn Traffic will adopt SFAS 142 in the first quarter of Fiscal 2003 (the 52-week period ending February 1, 2003). The Company will not record any amortization of excess reorganization value or goodwill in its Consolidated Statement of Operations for periods after Fiscal 2002. Penn Traffic will test the carrying value of the excess reorganization value and goodwill assets for impairment in conjunction with the adoption of SFAS 142 and at least annually thereafter. Excess reorganization value and goodwill were amortized at a rate of approximately $110 million annually in Fiscal 2002, Fiscal 2001 and the 31-week period ended January 29, 2000 and will have a carrying value of approximately $51 million at the date of adoption of this standard. Other than the elimination of the amortization of excess reorganization value and goodwill, the Company has not yet determined the effect that adoption of SFAS 142 will have on its financial statements.

In October 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supercedes Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets to be Disposed Of," ("SFAS 121"). SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principle Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company will adopt SFAS 144 in the first quarter of Fiscal 2003. The Company is currently evaluating the impact this pronouncement will have on its financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See information set forth above in Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and Note 12 to the Consolidated Financial Statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements — Page

	Page
Reports of Independent Accountants	46
Consolidated Financial Statements:	
Statement of Operations	48
Balance Sheet	49
Statement of Stockholders' Equity (Deficit)	51
Statement of Cash Flows	52
Notes to Consolidated Financial Statements	54
Financial Statement Schedule	
Schedule II -- Valuation and Qualifying Accounts	88
Supplementary Data - Quarterly Financial Data (Unaudited)	89

Report of Independent Accountants
(Post-Emergence)

To the Stockholders and the Board of Directors of The Penn Traffic Company:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of The Penn Traffic Company and its subsidiaries at February 2, 2002 and February 3, 2001 and the results of their operations and their cash flows for the years ended February 2, 2002, February 3, 2001 and the 31-weeks ended January 29, 2000 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the Consolidated Financial Statements, on May 27, 1999 the United States Bankruptcy Court for the District of Delaware confirmed the Company's Plan of Reorganization (the "Plan"). The Plan became effective on June 29, 1999 and the Company emerged from Chapter 11. In connection with its emergence from Chapter 11, the Company adopted Fresh-Start Reporting as of June 26, 1999 as further described in Note 3 to the Consolidated Financial Statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Syracuse, New York
March 15, 2002

Report of Independent Accountants
(Pre-Emergence)

To the Stockholders and the Board of Directors of The Penn Traffic Company:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects the consolidated statements of operations, stockholders' equity (deficit) and cash flows of The Penn Traffic Company and its subsidiaries for the 21-weeks ended June 26, 1999, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth herein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with standards generally accepted in the United States of America, which require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the Consolidated Financial Statements, on May 27, 1999, the United States Bankruptcy Court for the District of Delaware confirmed the Company's Plan of Reorganization (the "Plan"). The Plan became effective on June 29, 1999 and the Company emerged from Chapter 11. In connection with its emergence from Chapter 11, the Company adopted Fresh-Start Reporting as of June 26, 1999 as further described in Note 3 to the Consolidated Financial Statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Syracuse, New York
March 10, 2000

THE PENN TRAFFIC COMPANY

CONSOLIDATED STATEMENT OF OPERATIONS

	Successor Company			Predecessor Company
	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	31 Weeks Ended January 29, 2000	21 Weeks Ended June 26, 1999
	(In thousands of dollars, except per share data)			
Revenues	$ 2,404,302	$ 2,413,295	$ 1,421,936	$ 969,250
Cost and Operating Expenses:				
Cost of sales (Note 4)	1,748,710	1,761,043	1,034,049	717,843
Selling and administrative expenses	594,517	593,757	347,577	252,375
Amortization of excess reorganization value (Note 3)	109,273	111,381	65,132	
Unusual items (Note 5)		(1,741)	7,408	(4,631)
Operating (Loss) Income	(48,198)	(51,145)	(32,230)	3,663
Interest expense (Note 6)	36,100	39,164	22,923	21,794
Reorganization items (Note 7)				167,031
Loss Before Income Taxes and Extraordinary Items	(84,298)	(90,309)	(55,153)	(185,162)
Provision for income taxes (Note 8)	11,418	9,593	4,940	60
Loss Before Extraordinary Items	(95,716)	(99,902)	(60,093)	(185,222)
Extraordinary items (Note 9)				(654,928)
Net (Loss) Income	$ (95,716)	$ (99,902)	$ (60,093)	$ 469,706
Per Share (Basic and Diluted):				
Net loss (Note 10)	$ (4.77)	$ (4.97)	$ (2.99)	

The accompanying notes are an integral part of these statements. Per share data is not presented for the period ended on June 26, 1999, because of the general lack of comparability as a result of the revised capital structure of the Company.

THE PENN TRAFFIC COMPANY

CONSOLIDATED BALANCE SHEET

	February 2, 2002	February 3, 2001
	(In thousands of dollars)	
ASSETS		
Current Assets:		
Cash and short-term investments (Note 1)	$ 39,562	$ 42,529
Accounts and notes receivable (less allowance for doubtful accounts of $2,107 and $4,634, respectively)	49,710	46,113
Inventories (Note 1)	284,221	271,704
Prepaid expenses and other current assets	9,697	9,338
	383,190	369,684
Capital Leases (Notes 1 and 11):		
Capital leases	59,920	60,405
Less: Accumulated amortization	(15,173)	(9,593)
	44,747	50,812
Fixed Assets (Note 1):		
Land	40,113	39,733
Buildings	87,756	84,425
Furniture and fixtures	161,862	138,572
Vehicles	4,943	4,764
Leasehold improvements	52,736	32,662
	347,410	300,156
Less: Accumulated depreciation	(73,974)	(44,649)
	273,436	255,507
Other Assets (Notes 1 and 3):		
Goodwill - net	8,990	9,197
Beneficial leases - net	46,920	50,549
Excess reorganization value - net	42,032	151,304
Other assets - net	16,414	22,517
	$ 815,729	$ 909,570

The accompanying notes are an integral part of these statements.

THE PENN TRAFFIC COMPANY

CONSOLIDATED BALANCE SHEET

	February 2, 2002	February 3, 2001
	(In thousands of dollars)	
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of obligations under capital leases (Note 11)	$ 8,329	$ 7,878
Current maturities of long-term debt (Note 12)	7,066	5,062
Trade accounts and drafts payable (Note 1)	128,872	119,905
Other accrued liabilities	77,590	76,857
Accrued interest expense	2,514	3,478
Taxes payable	18,179	16,971
	242,550	230,151
Noncurrent Liabilities:		
Obligations under capital leases (Note 11)	67,075	73,396
Long-term debt (Note 12)	245,646	238,112
Deferred income taxes	63,770	76,141
Other noncurrent liabilities	51,471	28,483
Stockholders' Equity (Note 14):		
Preferred stock - authorized 1,000,000 shares, $.01 par value; none issued		
Common stock - authorized 30,000,000 shares, $.01 par value; 20,056,264 shares and 20,054,022 shares issued and outstanding, respectively	201	201
Capital in excess of par value	416,597	416,207
Stock warrants	7,249	7,249
Retained deficit	(255,711)	(159,995)
Accumulated other comprehensive loss	(22,744)	
Treasury stock, at cost	(375)	(375)
Total Stockholders' Equity	145,217	263,287
	$ 815,729	$ 909,570

The accompanying notes are an integral part of these statements.

THE PENN TRAFFIC COMPANY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands of dollars)	Common Stock	Capital in Excess of Par Value	Stock Warrants	Retained Deficit	Accumulated Other Comprehensive (Loss) Income	Unearned Compensation	Treasury Stock	Total Stockholders' Equity (Deficit)
Predecessor Company:								
January 30, 1999	$13,425	$ 179,882	$ 0	$(658,820)	$ (3,470)	$ (98)	$ (625)	$ (469,706)
Comprehensive income: Net income for the 21-week period ended June 26, 1999				469,706				
Total comprehensive income								469,706
Adjustments to Stockholders' Equity in connection with reorganization (Notes 2 and 3)	(13,425)	(179,882)		189,114	3,470	98	625	
Issuance of Common Stock and Stock Warrants in connection with reorganization (Notes 2 and 3)	201	416,207	7,249					423,657
June 26, 1999	201	416,207	7,249	0	0	0	0	423,657
Successor Company:								
Comprehensive loss: Net loss for the 31-week period ended January 29, 2000				(60,093)				
Total comprehensive loss								(60,093)
January 29, 2000	201	416,207	7,249	(60,093)	0	0	0	363,564
Comprehensive loss: Net loss				(99,902)				
Total comprehensive loss								(99,902)
Purchase of treasury shares							(375)	(375)
February 3, 2001	201	416,207	7,249	(159,995)	0	0	(375)	263,287
Comprehensive loss: Net loss				(95,716)				
Minimum pension liability net of tax benefit of $13,935					(20,042)			
Cumulative effect of accounting change net of tax benefit of $1,244					(1,790)			
Change in fair value of cash flow hedges net of tax benefit of $635					(912)			
Total comprehensive loss								(118,460)
Other		390						390
February 2, 2002	$ 201	$ 416,597	$7,249	$(255,711)	$ (22,744)	$ 0	$ (375)	$ 145,217

The accompanying notes are an integral part of these statements.

THE PENN TRAFFIC COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

	Successor Company			Predecessor Company
	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	31 Weeks Ended January 29, 2000	21 Weeks Ended June 26, 1999
	(In thousands of dollars)			
Operating Activities:				
Net (loss) income	$ (95,716)	$ (99,902)	$ (60,093)	$ 469,706
Adjustments to reconcile net (loss) income to net cash provided by operating activities:				
Depreciation and amortization	41,926	41,870	26,176	25,832
Amortization of excess reorganization value	109,273	111,381	65,132	
Gain on sold/closed stores				(2,921)
Reorganization Items:				
Gain from rejected leases				(12,830)
Write-off of unamortized deferred financing fees				16,591
Fresh-start adjustments				151,161
Extraordinary items				(654,928)
Adjustment of excess reorganization value			14,811	
Other - net	216	(238)	(941)	120
Net change in assets and liabilities:				
Accounts receivable and prepaid expenses	(3,956)	2,606	2,445	15,437
Inventories	(12,517)	(3,154)	(11,423)	22,321
Payables and accrued expenses	6,291	(16,980)	(9,754)	16,477
Deferred income taxes	2,795	4,553	(9,979)	
Other assets	(7,423)	(4,302)	2,403	1,464
Other noncurrent liabilities	(1,770)	1,317	(3,067)	(4,797)
Net Cash Provided by Operating Activities	39,119	37,151	15,710	43,633

THE PENN TRAFFIC COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

	Successor Company			Predecessor Company
	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	31 Weeks Ended January 29, 2000	21 Weeks Ended June 26, 1999
	(In thousands of dollars)			
Investing Activities:				
Capital expenditures	(45,672)	(57,982)	(31,468)	(6,279)
Proceeds from sale of assets	383	1,551	5,251	17,273
Net Cash (Used In) Provided by Investing Activities	(45,289)	(56,431)	(26,217)	10,994
Financing Activities:				
Net increase (decrease) in drafts payable	1,877	5,321	(3,332)	(2,677)
Borrowing of term loan				115,000
Borrowing of revolving debt	194,800	95,900	33,100	
Repayment of revolving debt	(180,200)	(78,400)	(33,100)	
Borrowing of former revolver debt				31,100
Repayment of former revolver debt				(144,000)
Borrowing of DIP revolver debt				166,751
Repayment of DIP revolver debt				(166,751)
Payments to settle long-term debt	(5,062)	(2,296)	(162)	(9,598)
Reduction of capital lease obligations	(8,220)	(10,100)	(5,773)	(8,487)
Payment of debt issuance costs				(7,906)
Purchase of treasury shares		(375)		
Exercise of stock options	8			
Net Cash Provided by (Used In) Financing Activities	3,203	10,050	(9,267)	(26,568)
(Decrease) Increase in Cash and Cash Equivalents	(2,967)	(9,230)	(19,774)	28,059
Cash and Cash Equivalents at Beginning of Period	42,529	51,759	71,533	43,474
Cash and Cash Equivalents at End of Period	$ 39,562	$ 42,529	$ 51,759	$ 71,533

The accompanying notes are an integral part of these statements.

Note 1 - Business Description and Summary of Significant Accounting Policies:

The Penn Traffic Company ("Penn Traffic" or the "Company") is primarily engaged in the retail food business and the wholesale food distribution business. As of February 2, 2002 the Company operated 218 supermarkets in Ohio, West Virginia, Pennsylvania, upstate New York, Vermont and New Hampshire, and supplied 88 franchise supermarkets and 68 independent wholesale accounts. The Company also operated eight distribution centers and a bakery.

Basis of Presentation All significant intercompany transactions and accounts have been eliminated in consolidation.

Effective June 26, 1999, the Company adopted fresh-start reporting (see Notes 2 and 3).

Certain amounts for prior years have been reclassified to conform to the presentation for the 52-week period ended February 2, 2002 (see "Recently Issued Accounting Standards").

Fiscal Year The fiscal year of the Company ends on the Saturday nearest to January 31.

Cash and Short-term Investments Short-term investments are classified as cash and are stated at cost, which approximates market value. For the purpose of the Consolidated Statement of Cash Flows, the Company considers all highly liquid debt instruments with maturity of three months or less at the date of purchase to be cash equivalents.

Inventories Inventories are stated at the lower of cost or market using the last-in, first-out ("LIFO") method of valuation for the vast majority of the Company's inventories. If the first-in, first-out ("FIFO") method had been used by the Company, inventories would have been $3.1 million and $2.4 million higher than reported at February 2, 2002 and February 3, 2001, respectively.

Fixed Assets and Capital Leases Major renewals and betterments are capitalized, whereas maintenance and repairs are charged to operations as incurred. Interest costs on major capital projects constructed for the Company's own use are capitalized as part of the costs of the newly constructed facilities. Depreciation and amortization for financial accounting purposes are provided on the straight-line method. For income tax purposes, the Company principally uses accelerated methods. For financial accounting purposes, depreciation and amortization are provided over the following useful lives or lease term:

Buildings	10 to 40 years
Furniture and fixtures	3 to 10 years
Vehicles	3 to 8 years
Leasehold improvements	10 to 40 years
Capital leases	lease term

For the 52-week period ended February 2, 2002 ("Fiscal 2002"), the 52-week period ended February 3, 2001 ("Fiscal 2001"), the 31-week period ended January 29, 2000 and the 21-week period ended June 26, 1999, depreciation expense was $29.0 million, $28.0 million, $18.0 million and $17.4 million, respectively. For Fiscal 2002, Fiscal 2001, the 31-week period ended January 29, 2000 and the 21-week period ended June 26, 1999, capital lease amortization expense was $6.6 million, $7.6 million, $5.1 million and $3.9 million, respectively.

Intangibles The excess of the costs over the amounts attributed to the fair value of net assets acquired ("Goodwill") is being amortized over 40 years using the straight-line method. In accordance with the implementation of the Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company will no longer amortize goodwill or intangible assets with indefinite lives after Fiscal 2002.

Beneficial leases (which were established upon the adoption of fresh-start reporting) represent the present value of the difference between market value rent and contract rent over the remaining term of a lease (see Note 3). Such amounts are being amortized over the remaining lease term (ranging from four to 19 years from June 26, 1999) using the straight-line method.

Excess reorganization value (which was established upon the adoption of fresh-start reporting) represents the total reorganization value in excess of the aggregate fair value of the Company's tangible and identifiable intangible assets less non-interest-bearing liabilities (see Note 3). This amount is being amortized on a straight-line basis over a three-year period from June 26, 1999. In accordance with SFAS 142, the Company will no longer amortize excess reorganization value after Fiscal 2002.

For Fiscal 2002, Fiscal 2001, the 31-week period ended January 29, 2000 and the 21-week period ended June 26, 1999, amortization of intangibles was $115.6 million, $117.6 million, $68.8 million and $3.9 million, respectively.

Other Assets Other assets primarily consist of investments, notes receivable, debt issuance costs and prepaid pension expense. The debt issuance costs are being amortized primarily on a straight-line basis over the life of the related debt.

Impairment of Long-lived Assets Assets are generally evaluated on a market-by-market basis in making a determination as to whether such assets are impaired. At each fiscal year-end, the Company reviews its long-lived assets (including goodwill) for impairment based on estimated future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, such assets are written down to their fair values. The Company performed a comprehensive review of its long-lived assets during Fiscal 2002, Fiscal 2001 and the 31-week period ended January 29, 2000. Based on this review, no assets were deemed to be impaired.

Store Pre-opening Costs Store pre-opening costs are charged to expense as incurred.

Advertising Costs The Company's advertising costs are expensed as incurred and included in Selling and administrative expenses in the Consolidated Statement of Operations. Advertising expenses were $35.3 million in Fiscal 2002, $37.3 million in Fiscal 2001, $19.7 million for the 31-week period ended January 29, 2000 and $15.3 million for the 21-week period ended June 26, 1999.

Income Taxes Income taxes are provided based on the liability method of accounting. Deferred income taxes are recorded to reflect the tax consequences in future years of temporary differences between the tax basis of assets and liabilities and their corresponding financial reporting amounts at each year-end.

Trade Accounts and Drafts Payable Trade accounts and drafts payable include drafts payable of $39.7 million and $37.8 million at February 2, 2002 and February 3, 2001, respectively.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards Penn Traffic adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), in the first quarter of Fiscal 2002. This statement requires all derivative financial instruments to be carried on the balance sheet at fair value, with changes in fair value recorded in comprehensive income and/or net income, depending on the nature of the instrument. The Company currently holds interest rate swap contracts for the purpose of hedging interest rate risk associated with variable-rate debt (see Note 12). Upon the adoption of SFAS 133, the Company recognized in accumulated other comprehensive income a loss of $1.8 million (after tax) representing the cumulative effect of the adoption of this new accounting standard.

The Company's interest rate swap contracts have been designated as cash flow hedges at the origination date and at February 2, 2002. Accordingly, the change in the fair value of these contracts during Fiscal 2002 (a loss of $0.9 million, after tax) has been recorded in accumulated other comprehensive income.

The Company's Consolidated Statement of Operations for Fiscal 2002 reflects the Company's implementation of EITF Issue Number 00-14, "Accounting for Certain Sales Incentives" as codified by EITF Issue Number 01-9, "Accounting for Consideration Given by Vendors to a Customer" ("EITF 00-14") in Fiscal 2002. EITF 00-14 addresses the recognition, measurement and income statement classification of certain sales incentives offered by companies in the form of discounts, coupons or rebates. In connection with the implementation of this new accounting pronouncement, Penn Traffic has made certain reclassifications between "Revenues" and "Costs and Operating Expenses" in the Company's Consolidated Statement of Operations for Fiscal 2002. These reclassifications result in an equal decrease to the Company's reported Revenues and Costs and Operating Expenses. Penn Traffic has also reclassified the Company's prior year financial statements for comparability purposes.

In addition, the Company made certain other reclassifications of expenses in the Consolidated Statement of Operations between "Cost of sales" and "Selling and administrative expenses" for Fiscal 2002, Fiscal 2001, the 31-week period ended January 29, 2000 and the 21-week period ended June 26, 1999. After such reclassifications, the "Cost of sales" caption includes cost of goods sold including the cost of distributing such products to the Company's retail stores and wholesale/franchise accounts. In contrast, in the Company's historic income statement classifications, the Cost of sales caption also included buying and occupancy costs. These costs are now included under the caption, "Selling and administrative expenses." The Company believes that after these reclassifications, Penn Traffic's income statement presentation is more consistent with the majority of public companies in the supermarket industry than its historic presentation. The implementation of EITF 00-14 and these other reclassifications do not have any effect on Penn Traffic's reported Operating (Loss) Income, EBITDA or Net (Loss) Income.

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS 142 provides that intangible assets with finite useful lives be amortized, and that goodwill and intangible assets with indefinite useful lives not be amortized but tested at least annually for impairment.

Penn Traffic will adopt SFAS 142 in the first quarter of the 52-week period ending February 1, 2003 ("Fiscal 2003"). The Company will not record any amortization of excess reorganization value or goodwill in its Consolidated Statement of Operations for periods after Fiscal 2002. Penn Traffic will test the carrying value of the excess reorganization value and goodwill assets for impairment in conjunction with the adoption of SFAS 142 and at least annually thereafter. Excess reorganization value and goodwill were amortized at a rate of approximately $110 million annually in Fiscal 2002, Fiscal 2001 and the 31-week period ended January 29, 2000 and will have a carrying value of approximately $51 million at the date of adoption of this standard. Other than the elimination of the amortization of excess reorganization value and goodwill, the Company has not yet determined the effect that adoption of SFAS 142 will have on its financial statements.

In October 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supercedes Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets to be Disposed Of," ("SFAS 121"). SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principle Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company will adopt SFAS 144 in the first quarter of Fiscal 2003. The Company is currently evaluating the impact this pronouncement will have on its financial statements.

Note 2 - Reorganization:

On March 1, 1999 (the "Petition Date"), the Company and certain of its subsidiaries filed petitions for relief (the "Bankruptcy Cases") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On June 29, 1999 (the "Effective Date"), the Company's Chapter 11 plan of reorganization (the "Plan") became effective in accordance with its terms.

Consummation of the Plan has resulted in (1) the former $732.2 million principal amount of the Company's senior notes being exchanged for $100 million of new senior notes (the "Senior Notes") and 19,000,000 shares of newly issued common stock (the "Common Stock"), (2) the former $400 million principal amount of senior subordinated notes being exchanged for 1,000,000 shares of Common Stock and six-year warrants to purchase 1,000,000 shares of Common Stock having an exercise price of $18.30 per share, (3) holders of Penn Traffic's formerly issued common stock receiving one share of Common Stock for each 100 shares of common stock held immediately prior to the Petition Date, for a total of 106,955 new shares and (4) the cancellation of all outstanding options and warrants to purchase shares of the Company's former common stock. The Plan also provides for issuance to officers and key employees options to purchase up to 2,297,000 shares of Common Stock. The Company's Common Stock and warrants to purchase common stock are currently trading on the Nasdaq National Market under the symbols "PNFT" and "PNFTW," respectively.

The Plan also provided for payment in full of all of the Company's obligations to its other creditors.

On the Effective Date, in connection with the consummation of the Plan, the Company entered into a new $320 million secured credit facility (the "Credit Facility"). The Credit Facility includes (1) a $205 million revolving credit facility (the "Revolving Credit Facility") and (2) a $115 million term loan (the "Term Loan"). The lenders under the Credit Facility have a first priority perfected security interest in substantially all of the Company's assets. Proceeds from the Credit Facility were used to satisfy the Company's obligations under its debtor-in-possession financing (the "DIP Facility") and pay certain costs of the reorganization process and are available to satisfy the Company's ongoing working capital and capital expenditure requirements.

Note 3 - Fresh-Start Reporting:

As of the Effective Date, the Company adopted fresh-start reporting pursuant to the guidance provided by the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). In connection with the adoption of fresh-start reporting, a new entity has been created for financial reporting purposes. The Effective Date is considered to be the close of business on June 26, 1999, for financial reporting purposes. The period ended on June 26, 1999 has been designated "Predecessor Company" and the periods subsequent to June 26, 1999, have been designated "Successor Company." As a result of the implementation of fresh-start reporting, the financial statements of the Company after the Effective Date are not comparable to the Company's financial statements for prior periods. In accordance with fresh-start reporting, all assets and liabilities were recorded at their respective fair values. The fair value of the Company's long-lived assets was determined, in part, using information provided by third-party appraisers.

The reorganization value of the Company is reflected as the debt and equity value of the new company, as of the Effective Date. To facilitate the calculation of the reorganization value, the Company developed a set of financial projections. Based on these financial projections, the reorganization value was determined by the Company with the assistance of a financial advisor using various valuation methods, including (1) a comparison of the Company and its projected performance to how the market values comparable companies, (2) a calculation of the present value of the free cash flows under the projections, including an assumption for a terminal value and (3) negotiations with an informal committee of the Company's noteholders. The estimated enterprise value is highly dependent upon achieving the future financial results set forth in the projections as well as the realization of certain other assumptions, which are not guaranteed.

The total reorganization value as of the Effective Date was approximately $750 million, which was approximately $327.8 million in excess of the aggregate fair value of the Company's tangible and identifiable intangible assets less non-interest bearing liabilities. Such excess is classified as "Excess reorganization value" in the accompanying Consolidated Balance Sheet. This amount is being amortized on a straight-line basis over a three-year period from June 26, 1999. In connection with the implementation of SFAS 142, the Company will no longer amortize excess reorganization value after Fiscal 2002.

The total outstanding indebtedness (including capital leases) as of the Effective Date was approximately $326.3 million. The Stockholders' Equity on the Effective Date of approximately $423.7 million was established by deducting such total outstanding indebtedness of $326.3 million from the reorganization value of $750 million. Stockholders' Equity includes $7.2 million representing the fair value of the warrants to purchase shares of Common Stock distributed in conjunction with the consummation of the Plan.

Note 4 - Special Charge:

During the 21-week period ended June 26, 1999, the Company decided to begin a process to refine the scope of the nonfood merchandise carried in its 15 Big Bear Plus combination stores to a smaller number of key growth categories with a greater depth of variety in each category. Accordingly, during the 21-week period ended June 26, 1999, the Company recorded a special charge of $3.9 million associated with this repositioning of these stores. This charge, which consists of estimated inventory markdowns for discontinued product lines, is included in cost of sales.

Note 5 - Unusual Items:

During Fiscal 2001, the Company recorded (1) an unusual item (income) of $3.0 million associated with a reduction in the estimate of a pension withdrawal liability which had been included in a $68.2 million special charge associated with the Store Rationalization Program, as described below, which the Company had recorded in the fiscal year ended January 29, 1999 ("Fiscal 1999") and (2) an unusual item (expense) of $1.3 million related to the implementation of a warehouse consolidation project.

During the 31-week period ended January 29, 2000, the Company recorded unusual items of (1) $5.5 million (expense) associated with the restructuring of certain executive compensation agreements and (2) $1.9 million (expense) associated with an early retirement program for certain eligible employees. During the 21-week period ended June 26, 1999, the Company recorded unusual items (income) of $4.6 million related to (1) a reduction of closed store reserves accrued in Fiscal 1999 in connection with the Store Rationalization Program and (2) a gain on the disposition of certain assets sold in connection with the Store Rationalization Program as described below.

Between the middle of 1998 and May 1999, Penn Traffic implemented the Store Rationalization Program ("Store Rationalization Program") to divest itself of certain marketing areas and to close other underperforming stores. In connection with the Store Rationalization Program, Penn Traffic sold 21 stores and closed 29 stores. During Fiscal 1999, the Company recorded a special charge of $68.2 million related to the Store Rationalization Program.

Note 6 - Interest Expense:

As a result of the Bankruptcy Cases, on and after the Petition Date no principal or interest payments were made on the $1.132 billion of the Company's former senior and senior subordinated notes. Accordingly, no interest expense for these obligations has been accrued on or after the Petition Date. Had such interest been accrued, interest expense for the 21-week period ended June 26, 1999 would have been approximately $58.8 million.

Note 7 - Reorganization Items:

Reorganization items (expense) consist of the following items:

	Predecessor Company
	21 Weeks Ended June 26, 1999
	(In thousands of dollars)
Fresh-start adjustments	$ 151,161
Gain from rejected leases	(12,830)
Write-off of unamortized deferred financing fees	16,591
Professional fees	12,109
Total Expense	$ 167,031

The gain from rejected leases listed above is the difference between the estimated allowed claims for rejected leases and liabilities previously recorded for such leases. The professional fees listed above include accounting, legal, consulting and other miscellaneous services associated with the implementation of the Plan.

Note 8 - Income Taxes:

The provision for income taxes was as follows:

	Successor Company			Predecessor Company
	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	31 Weeks Ended January 29, 2000	21 Weeks Ended June 26, 1999
	(In thousands of dollars)			
Current Tax Provision:				
Federal income	$ 5,987	$ 307	$ (44)	$
State income	2,636	829	90	60
	8,623	1,136	46	60
Deferred Tax Provision:				
Federal income	2,165	6,877	3,787	
State income	630	1,580	1,107	
	2,795	8,457	4,894	
Provision for income taxes	$ 11,418	$ 9,593	$ 4,940	$ 60

The differences between income taxes computed using the statutory federal income tax rate and those shown in the Consolidated Statement of Operations are summarized as follows:

	Successor Company			Predecessor Company
	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	31 Weeks Ended January 29, 2000	21 Weeks Ended June 26, 1999
	(In thousands of dollars)			
Federal (benefit) at statutory rates	$ (29,504)	$ (31,608)	$ (19,304)	$ (64,807)
State income taxes net of federal income tax effect	2,123	1,566	778	(10,870)
Nondeductible amortization of excess reorganization value and goodwill	38,245	38,983	22,796	1,303
Miscellaneous items	629	727	714	
Tax credits	(75)	(75)	(44)	
Valuation allowance				74,434
Provision for income taxes	$ 11,418	$ 9,593	$ 4,940	$ 60

Components of deferred income taxes at February 2, 2002, and February 3, 2001, were as follows:

	February 2, 2002	February 3, 2001
	(In thousands of dollars)	
Deferred Tax Liabilities:		
Fixed assets	$ 68,261	$ 68,797
Inventory	28,057	28,038
Beneficial leases and goodwill	21,420	21,776
Pensions	4,474	6,512
	$122,212	$125,123
Deferred Tax Assets:		
Nondeductible accruals	$ 42,363	$ 32,336
Capital leases	12,573	12,493
Tax credit carryforwards	249	249
	$ 55,185	$ 45,078
Net Deferred Tax Liability	$ 67,027	$ 80,045

In Fiscal 2002, the Company recorded a provision for income taxes of approximately $11.4 million. In addition, in Fiscal 2002 the Company recorded a benefit for income taxes (1) approximately $13.9 million associated with the recording of a minimum pension liability and the write-off of certain prepaid pension assets and (2) approximately $1.9 million associated with the recording of a liability equal to the fair value of the Company's interest rate swap contracts.

The Company recorded provisions for income taxes for Fiscal 2001 and the 31-week period ended January 29, 2000 of approximately $9.6 million and $4.9 million, respectively. The Company recorded no income tax benefit relating to the net operating loss generated during the 21-week period ended June 26, 1999, as such loss was offset by a valuation allowance. A valuation allowance is required when it is more likely than not that the recorded value of a deferred tax asset will not be realized. Due to the operating loss carryforward described below, the Company did not pay any income taxes for the 52-week period ended January 29, 2000 (other than $0.2 million of franchise taxes).

At January 30, 1999, the Company had approximately $300 million of federal net operating loss carryforwards, certain state net operating loss carryforwards and various tax credits. These amounts were available to reduce taxes payable otherwise arising through January 29, 2000. On January 30, 2000, all such net operating loss and tax credit carryforwards were eliminated due to the implementation of the Plan. In addition, as a result of the implementation of the Plan, on January 30, 2000, the Company lost the majority of the tax basis of its long-lived assets (which was approximately $350 million as of January 29, 2000), significantly reducing the amount of tax depreciation and amortization that the Company will be able to utilize on its tax returns starting in Fiscal 2001.

The Company made cash payments of approximately $6.2 million and $0.5 million for income taxes in Fiscal 2002 and Fiscal 2001, respectively.

Note 9 - Extraordinary Items:

The extraordinary items recorded for the 21-week period ended June 26, 1999 includes the write-off of unamortized deferred financing fees associated with the early retirement of the Company's revolving credit facility prior to the Petition Date and the extraordinary gain on debt discharge recognized as a result of the consummation of the Plan. No corresponding tax provision has been recorded.

Note 10 - Net Loss Per Share:

Net loss per share is computed based on the requirements of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). This standard requires presentation of basic earnings per share ("EPS") computed based on the weighted average number of common shares outstanding for the period, and diluted EPS, which gives effect to all potentially dilutive shares outstanding (i.e., options and warrants) during the period. Income used in the EPS calculation is net loss for Fiscal 2002, Fiscal 2001 and the 31-week period ended January 29, 2000. Shares used in the calculation of basic and diluted EPS were:

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	31 Weeks Ended January 29, 2000
		(In thousands)	
Shares used in the calculation of Basic EPS (weighted average shares outstanding)	20,056	20,084	20,107
Effect of potentially dilutive securities	0	0	0
Share used in the calculation of Diluted EPS	20,056	20,084	20,107

The Fiscal 2002 calculation of diluted EPS excludes the effect of incremental common stock equivalents aggregating 54,608 shares, since they would have been antidilutive given the net loss for the year. In addition, the number of shares used in the calculation of diluted EPS for Fiscal 2002 excludes options and warrants for the purchase of 1,239,170 shares and 1,000,000 shares, respectively, for which the exercise price was greater than the average market price of common shares for the year.

The Fiscal 2001 calculation of diluted EPS excludes the effect of incremental common stock equivalents aggregating 1,677 shares, since they would have been antidilutive given the net loss for the year. The number of shares used in the calculation of diluted EPS for Fiscal 2001 also excludes additional options for the purchase of 1,436,274 shares and warrants for the purchase of 1,000,000 shares, respectively, for which the exercise price was greater than the average market price of common shares for the year.

There were no incremental potentially dilutive securities for the 31-week period ended January 29, 2000, as the exercise price for options 1,459,500 shares and outstanding warrants 1,000,000 shares was greater than the average market price of common shares for such period.

Net loss per share data is not presented for the period ended June 26, 1999, because of the general lack of comparability as a result of the revised capital structure of the Company.

Note 11 - Leases:

The Company principally operates in leased store facilities with terms of up to 20 years with renewable options for additional periods. The Company follows the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("SFAS 13"), in determining the criteria for capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expense in the year incurred. In addition to minimum rentals, substantially all store leases provide for the Company to pay real estate taxes and other expenses. The majority of store leases also provide for the Company to pay contingent rentals based on a percentage of the store's sales in excess of stipulated amounts.

For Fiscal 2002, Fiscal 2001, the 31-week period ended January 29, 2000 and the 21-week period ended June 26, 1999, capital lease amortization expense was $6.6 million, $7.6 million, $5.1 million and $3.9 million, respectively. The following is an analysis of the leased property under capital leases by major classes:

	Asset Balances at:	
	February 2, 2002	February 3, 2001
	(In thousands of dollars)	
Store facilities	$ 49,692	$ 51,943
Warehousing and distribution	7,666	8,033
Other	2,562	429
Total	$ 59,920	$ 60,405
Less: Accumulated amortization	(15,173)	(9,593)
Capital lease assets, net	$ 44,747	$ 50,812

The following is a summary by year of future minimum rental payments for capitalized leases and for operating leases that have initial or remaining noncancelable terms in excess of one year as of February 2, 2002:

Fiscal Years Ending:	Total	Operating	Capital
	(In thousands of dollars)		
February 1, 2003	$ 49,579	$ 32,864	$ 16,715
January 31, 2004	45,499	31,019	14,480
January 29, 2005	41,570	27,941	13,629
January 28, 2006	38,860	25,979	12,881
February 3, 2007	36,391	23,537	12,854
Later years	200,617	149,623	50,994
Total minimum lease payments	$ 412,516	$ 290,963	121,553
Less: Estimated amount representing interest			(46,149)
Present value of net minimum capital lease payments			75,404
Less: Current portion			(8,329)
Long-term obligations under capital leases			$ 67,075

Future minimum rentals have not been reduced by minimum sublease rental income of $12.3 million due in the future under noncancelable subleases. During Fiscal 2002, the Company incurred new capital lease obligations of $2.3 million associated with leased equipment. The Company incurred no new capital lease obligations during Fiscal 2001, the 31-week period ended January 29, 2000 and the 21-week period ended June 26, 1999.

Minimum rental payments for operating leases were as follows:

	Successor Company			Predecessor Company
	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	31 Weeks Ended January 29, 2000	21 Weeks Ended June 26, 1999
	(In thousands of dollars)			
Minimum rentals	$ 36,734	$ 37,761	$ 22,245	$ 16,693
Contingent rentals	543	564	305	334
Less: Sublease payments	(6,541)	(6,508)	(4,466)	(3,325)
Net rental payments	$ 30,736	$ 31,817	$ 18,084	$ 13,702

Note 12 - Long-term Debt:

The long-term debt of Penn Traffic consisted of the obligations described below as of the dates set forth:

	February 2, 2002	February 3, 2001
	(In thousands of dollars)	
Secured Term Loan	$ 108,250	$ 113,000
Secured Revolving Credit Facility	32,100	17,500
Other Secured Debt	12,362	12,674
11% Senior Notes due June 29, 2009	100,000	100,000
Total Debt	$ 252,712	$ 243,174
Less: Current maturities of long-term debt	(7,066)	(5,062)
Total Long-Term Debt	$ 245,646	$ 238,112

Amounts maturing during each of the next five fiscal years are: $7.1 million (Fiscal 2003); $10.0 million (Fiscal 2004); $13.0 million (Fiscal 2005); $40.1 million (Fiscal 2006, including amounts outstanding under the Revolving Credit Facility at February 2, 2002), $71.5 million (Fiscal 2007) and $111.1 million thereafter.

The Company incurred interest expense of $36.1 million, $39.2 million, $22.9 million and $21.8 million, including noncash amortization of deferred financing costs of $0.9 million, $0.9 million, $0.5 million and $1.4 million for Fiscal 2002, Fiscal 2001, the 31-week period ended January 29, 2000, and the 21-week period ended June 26, 1999, respectively. Interest paid was $36.2 million, $37.7 million, $21.0 million and $11.7 million for Fiscal 2002, Fiscal 2001, the 31-week period ended January 29, 2000, and the 21-week period ended June 26, 1999, respectively.

The estimated fair value of the Company's debt, including current maturities, was approximately $245 million at February 2, 2002, $221 million at February 3, 2001, and $215 million at January 29, 2000. The estimated fair value of the Company's long-term debt has been determined by the Company using market information provided by an investment banking firm as to the fair value of such debt amounts. The estimated fair value of the Company's long-term debt does not necessarily reflect the amount at which the debt could be settled.

The 11% Senior Notes due June 29, 2009, do not contain any mandatory redemption or sinking fund requirement provisions (other than pursuant to certain customary exceptions including, without limitation, requiring the Company to make an offer to repurchase the Senior Notes upon the occurrence of a change of control), and are optionally redeemable at prices beginning at 106% of par in 2004 and declining annually thereafter to par in 2008, and at 111% of par under other specified circumstances. The indenture for the Senior Notes contains certain negative covenants that, among other things, restrict the Company's ability to incur additional indebtedness, permit additional liens and make certain restricted payments.

In June 1999 the Company entered into the Credit Facility. The Credit Facility includes (1) the $205 million Revolving Credit Facility and (2) the $115 million Term Loan. The lenders under the Credit Facility have a first priority perfected security interest in substantially all of the Company's assets. The Credit Facility contains a variety of operational and financial covenants intended to restrict the Company's operations. These include, among other things, restrictions on the Company's ability to incur debt, make capital expenditures and make restricted payments as well as requirements that the Company achieve required levels for Consolidated EBITDA, interest coverage, fixed charge coverage and funded debt ratio (all as defined in the Credit Facility).

The remaining outstanding balance of the Term Loan will mature on June 30, 2006. The Term Loan consists of a $40 million Tranche A Term Loan ($34 million outstanding at February 2, 2002) and a $75 million Tranche B Term Loan ($74.25 million outstanding at February 2, 2002). Amounts of the Term Loan maturing in future fiscal years are outlined in the following table :

Fiscal Year Ending	Amount Maturing (In thousands of dollars)
February 1, 2003	$ 6,750
January 31, 2004	9,750
January 29, 2005	12,750
January 28, 2006	7,750
February 3, 2007	71,250
	$ 108,250

Availability under the Revolving Credit Facility is calculated based on a specified percentage of eligible inventory and accounts receivable of the Company. The Revolving Credit Facility will mature on June 30, 2005. As of February 2, 2002, there were approximately $32.1 million of borrowings and $27.7 million of letters of credit outstanding under the Revolving Credit Facility. Availability under the Revolving Credit Facility was approximately $137 million as of February 2, 2002.

The interest rate on borrowings under the Credit Facility is determined, at the Company's option, as a spread over the London InterBank Offered Rate ("LIBOR") or the prime rate (as defined). The spreads used in such calculations are adjusted on a quarterly basis depending upon the ratio of the Company's total debt (including capital leases) plus outstanding letters of credit to Consolidated EBITDA. The spread over LIBOR or prime utilized in such calculation for each component of the Credit Facility is between the amounts shown below:

	LIBOR-based Borrowings	Prime-based Borrowings
Revolving Credit	1.875% - 2.750%	0.875% - 1.750%
Term Loan A	1.875% - 2.750%	0.875% - 1.750%
Term Loan B	2.750% - 3.000%	1.750% - 2.000%

The Company currently holds interest rate swap contracts with a notional value of $50 million, which expire in April 2005, for the purpose of hedging interest rate risk associated with variable rate debt. Under the terms of these agreements, the Company makes payments at a weighted average fixed interest rate of 7.08% per annum and receives payments at variable interest rates based on LIBOR.

The weighted average interest rate on borrowings under the Credit Facility (including the effect of the interest rate swap contracts described above) was 6.0% and 9.2% at February 2, 2002 and February 3, 2001, respectively.

Note 13 - Employee Benefit Plans:

The majority of the Company's employees are covered by either defined benefit plans or defined contribution plans.

The following sets forth the net pension expense (income) recognized for the defined benefit pension plans, as well as the benefit obligations, assets and the funded status of the Company's defined benefit pension plans:

	Successor Company			Predecessor Company
	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	31 Weeks Ended January 29, 2000	21 Weeks Ended June 26, 1999
	(In thousands of dollars)			
Service cost	$ 3,951	$ 4,142	$ 3,171	$ 2,230
Interest cost	13,781	13,578	7,608	5,385
Expected return on plan assets	(20,097)	(20,113)	(12,139)	(8,714)
Net amortization	(62)	(232)	(46)	484
Net pension income	$ (2,427)	$ (2,625)	$ (1,406)	$ (615)

	Pension Benefits	
	February 2, 2002	February 3, 2001
	(In thousands of dollars)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 192,794	$ 175,843
Service cost	3,951	4,142
Interest cost	13,781	13,578
Settlement of obligations	(7,959)	
Amendment	438	
Actuarial loss	11,596	11,131
Benefits paid	(12,808)	(11,900)
Benefit obligation at end of year	$ 201,793	$ 192,794
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 195,387	$ 201,553
Actual (loss) return on plan assets	(5,442)	3,279
Settlement of obligations	(7,122)	
Company contributions	5,829	2,455
Benefits paid	(12,808)	(11,900)
Fair value of plan assets at end of year	$ 175,844	$ 195,387
Funded status of the plans	$ (25,949)	$ 2,593
Unrecognized actuarial loss	50,158	13,289
Unrecognized prior service cost	438	
Net amount recognized	$ 24,647	$ 15,882

Components of the amounts recognized in the Company's Consolidated Balance Sheet consist of:

	Pension Benefits	
	February 2, 2002	February 3, 2001
	(In thousands of dollars)	
Prepaid benefit cost	$ 10,409	$ 20,375
Accrued benefit liability	(20,177)	(4,493)
Intangible asset	438	
Accumulated other comprehensive income	33,977	
Net amount recognized	$ 24,647	$ 15,882

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $157.2 million, $153.0 million and $132.9 million, respectively, as of February 2, 2002. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $26.6 million, $26.6 million and $23.5 million, respectively, as of February 3, 2001.

In calculating benefit obligations and plan assets for Fiscal 2002, the Company assumed a weighted average discount rate of 7.25%, compensation increase rate of 3.5% and an expected long-term rate of return on plan assets of 10.5%. In calculating benefit obligations and plan assets for Fiscal 2001, the Company assumed a weighted average discount rate of 7.5%, compensation increase rate of 3.5% and an expected long-term rate of return on plan assets of 10.5%. In calculating benefit obligations and plan assets for the 31-week period ended January 29, 2000, and the 21-week period ended June 26, 1999, the Company assumed a weighted average discount rate of 8.0%, compensation increase rate of 3.5% and an expected long-term rate of return on plan assets of 10.5%.

Pursuant to Statement of Accounting Standards No. 87, "Employers' Accounting for Pensions," during Fiscal 2002, the Company recognized a pretax loss of $34.0 million ($20.0 million, net of an income tax benefit) in accumulated other comprehensive income. This was comprised of (1) the recording of an additional minimum pension liability of $20.2 million in other noncurrent liabilities (representing the amount by which the accumulated benefit obligation exceeded the fair value of plan assets) and (2) a $13.8 million reduction of the prepaid pension assets included in other assets. There was no additional minimum pension liability adjustment as of February 3, 2001, or January 29, 2000.

The Company's defined benefit plans, other than the Penn Traffic Cash Balance Plan, generally provides a retirement benefit to employees based on (1) specified percentages applied to final average compensation, as defined, coupled with years of service earned to the date of retirement or (2) specific dollar amounts coupled with years of service earned to the date of retirement. The assets of Penn Traffic's defined benefit plans are maintained in separate trusts and are managed by independent investment managers. The assets are invested primarily in equity and long-term and short-term debt securities.

The Penn Traffic Cash Balance Plan is a defined benefit Plan which assigns account balances to the independent participants. Account balances are credited based on a fixed percentage of each participant's compensation paid for the year, plus interest at a rate comparable to the yield on long-term treasury securities. Upon retirement, employees are permitted to take a lump-sum distribution equal to their account balance, or receive an annuity benefit based on formulas set for the Plan.

Contributions by the Company to its 401(k) Plan totaled approximately $1.1 million, $1.1 million, $0.4 million and $0.7 million in Fiscal 2002, Fiscal 2001, the 31-week period ended January 29, 2000 and the 21-week period ended June 26, 1999, respectively.

The Company also contributes to multi-employer pension funds, which cover certain union employees under collective bargaining agreements. Such contributions aggregated $4.6 million, $3.8 million, $1.6 million and $2.1 million in Fiscal 2002, Fiscal 2001, the 31-week period ended January 29, 2000 and the 21-week period ended June 26, 1999, respectively. The applicable portion of the total plan benefits and net assets of these plans is not separately identifiable. The Company is currently the majority contributor to a multi-employer plan covering substantially all of its employees in eastern Pennsylvania. Due to the Company's decision to exit certain markets (see Note 5), the Company has accrued a withdrawal liability to cover its pro rata portion of the unfunded vested benefit obligations in this plan.

During Fiscal 2002, one of the Company's defined benefit plans was terminated. The assets and liabilities associated with the vested participants in such plan (other than retirees) were transferred to a multi-employer pension fund. The remaining assets and the liabilities associated with retired participants in such plan were transferred into the Penn Traffic Cash Balance Plan.

Note 14 - Stockholders' Equity:

The 1999 Equity Incentive Plan (the "Equity Plan") was adopted on the Effective Date. The Equity Plan provides for long-term incentives based upon objective, quantifiable measures of the Company's performance over time through the payment of incentive compensation of the types commonly known as stock options. The Equity Plan makes available the granting of options to acquire an aggregate of 2,297,000 shares of Common Stock. All of the Company's officers and employees are eligible to receive options under the Equity Plan. The options expire 10 years after the date of grant and generally vest 20% on the date of grant and 20% on each of the next four anniversary dates. As of February 2, 2002, options to acquire an additional 1,058,000 shares may be granted by the Compensation Committee of the Company's Board of Directors.

In July 1999, the Company adopted the 1999 Directors' Stock Option Plan (the "Directors Plan"). The Directors Plan makes available to the Company's directors, who are not employees of the Company, options to acquire in the aggregate up to 250,000 shares of Common Stock. Under the terms of the Directors Plan, each eligible director receives as of the date of appointment to the Board of Directors, an option to purchase 20,000 shares of Common Stock (subject to antidilution adjustments) at a price equal to the fair value (as defined in the Directors Plan) of such shares on the date of grant. The Directors Plan also provides for the issuance of additional options annually thereafter as of the first business day after the conclusion of each Annual Meeting of Stockholders of the Company. The options expire 10 years after the date of grant and vest immediately upon issuance. As of February 2, 2002, options to acquire an additional 76,000 shares may be granted under the Directors Plan.

A summary of the status of the Company's Equity Plan and Directors Plan as of February 2, 2002, February 3, 2001, and January 29, 2000, and the changes during Fiscal 2002, Fiscal 2001 and the 31-week period ended January 29, 2000, are presented below:

	Equity Plan		Directors Plan	
Plan Options	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at June 26, 1999				
Granted	2,164,500	$ 14.53	140,000	$ 12.13
Forfeited	(845,000)	15.55		
Outstanding at January 29, 2000	1,319,500	13.87	140,000	12.13
Granted	129,000	3.94	27,000	5.96
Forfeited	(73,500)	12.13		
Outstanding at February 1, 2001	1,375,000	13.03	167,000	11.13
Granted	510,000	4.35	7,000	4.48
Exercised	(2,000)	3.94		
Forfeited	(644,000)	16.18		
Outstanding at February 2, 2002	1,239,000	$ 7.84	174,000	$ 10.86

As of February 2, 2002, the 1,239,000 options outstanding under the Equity Plan have exercise prices between $3.94 and $12.13 and a weighted average remaining contractual life of 8.5 years. As of February 2, 2002, the 174,000 options outstanding under the Directors Plan have exercise prices between $4.48 and $12.13 and a weighted average remaining contractual life of 7.6 years.

The following table summarizes information about stock options outstanding at February 2, 2002:

	Options Outstanding		Options Exercisable
Exercise Price	Shares	Remaining Life	Shares
$ 3.94	107,000	8.8	42,800
4.35	510,000	9.7	102,000
4.48	7,000	9.4	7,000
5.89	20,000	8.2	20,000
6.16	7,000	8.4	7,000
8.75	140,000	7.6	84,000
12.13	622,000	7.4	429,200

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), defines a fair value based method of accounting for an employee stock option by which compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. A company may elect to adopt SFAS 123 or elect to continue accounting for its stock option or similar equity awards using the method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), by which compensation cost is measured at the date of grant based on the excess of the market value of the underlying stock over the exercise price. The Company has elected to continue to account for its stock-based compensation plans under the provisions of APB 25. No compensation expense has been recognized in the accompanying financial statements for options granted under the Equity Plan or Directors Plan except as described below.

During Fiscal 2002, options previously granted to certain executives to purchase 497,000 shares at $18.30 per share and 87,000 shares at $8.75 per share were canceled. At the same time, new options to purchase 510,000 shares at $4.35 were granted to the same executives. In accordance with APB 25, such new options are deemed to be variable options and under FASB Interpretation No. 44, variable accounting will apply to the new options to purchase 477,000 shares. This requires recognition of compensation expense for changes in intrinsic option value over the vesting period. Compensation expense recognized in Fiscal 2002 for these options was approximately $0.4 million.

Prior to the Effective Date, the Company had a 1988 Stock Option plan, a Performance Incentive Plan and a stock option plan for directors. Prior to the Effective Date, there were stock options outstanding under each of these plans. In addition, certain persons previously affiliated with Miller Tabak Hirsch + Co. ("MTH") held warrants to purchase 289,000 shares of common stock ("Old Warrants"). On the Effective Date, pursuant to the Plan, the Company's former common stock was canceled. As a result, all stock options and warrants outstanding as of the Effective Date were canceled.

Pro forma information regarding Net loss and Net loss per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The weighted average fair values of options granted during Fiscal 2002, Fiscal 2001 and the 31-week period ended January 29, 2000 are as follows:

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 1, 2001	31 Weeks Ended January 29, 2000
Equal to Market Price	$ 2.14	$ 1.98	$ 4.89
Less than Market Price	1.90	3.18	
In excess of Market Price		2.21	0.30

The average fair value of these options was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions:

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 1, 2001	31 Weeks Ended January 29, 2000
Risk free interest rate	3.95%	5.81%	5.77%
Weighted average expected life (in years)	4.97	4.65	3.95
Volatility	50%	50%	40%
Dividends	0	0	0

For purpose of the pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting periods. This pro forma information is as follows:

	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	31 Weeks Ended January 29, 2000
	(In thousands of dollars, except per share data)		
Net loss - as reported	$ (95,716)	$ (99,902)	$ (60,093)
Net loss - pro forma	(96,427)	(100,823)	(61,246)
Net loss per share - as reported: Basic and diluted	(4.77)	(4.97)	(2.99)
Net loss per share - pro forma: Basic and diluted	(4.81)	(5.02)	(3.05)

On June 29, 2000, the Company announced that its Board of Directors has authorized the Company to repurchase up to an aggregate value of $10 million of Penn Traffic's common stock from time to time in the open market or privately negotiated transactions. The timing and amounts of purchases will be governed by prevailing market conditions and other considerations. To date, the Company has repurchased 53,000 shares of common stock at an average price of $7.08 per share.

Note 15 - Related Parties:

During Fiscal 1999 and the first month of Fiscal 2000, the Company's former Chairman and current Chief Financial Officer served as general partner of the managing partner of MTH and Executive Vice President of MTH, respectively. During Fiscal 1999 and the first month of Fiscal 2000, MTH provided financial consulting and business management services to the Company. During Fiscal 1999, the Company paid MTH fees of $1.44 million for such services.

On February 28, 1999, the Company terminated its agreement with MTH. On March 1, 1999, the Company engaged the services of Hirsch & Fox LLC (an entity formed by the Company's former Chairman and current Chief Financial Officer) to provide financial consulting and business management services during the pendency of the Bankruptcy Cases, for which the Company agreed to pay Hirsch & Fox LLC a management fee at an annual rate of $1.45 million. On the Effective Date, the Company and Hirsch & Fox LLC entered into a new two-year management agreement pursuant to which Hirsch & Fox LLC provided the services of the principals of Hirsch & Fox LLC as Chairman and Vice Chairman, respectively, of the Executive Committee of the Company. In return for these services, Hirsch & Fox LLC received management fees at an annual rate of $1.45 million. As a result of the foregoing, during Fiscal 2001 the Company paid Hirsch & Fox LLC fees of $1.33 million.

At the end of Fiscal 2000, the Company and Hirsch & Fox LLC agreed to terminate the management agreement prior to its expiration and the Company made a payment of $4.9 million to Hirsch & Fox LLC in full satisfaction of all amounts payable under such agreement and in return for the cancellation of options to purchase 840,000 shares of Common Stock held by one of the members of Hirsch & Fox LLC. Such agreement was executed on February 1, 2000. Simultaneous with the termination of the management agreement, the Company entered into an employment agreement with Martin A. Fox, one of the members of Hirsch & Fox LLC, pursuant to which the Company agreed to employ Mr. Fox as the Company's Executive Vice President and Chief Financial Officer. On December 19, 2001, the Company entered into an amended and restated employment agreement with Mr. Fox.

Note 16 - Commitments and Contingencies:

The Company enters into various purchase commitments in the normal course of business. No losses are expected to result from these purchase commitments.

The Company and its subsidiaries are involved in several lawsuits, claims and inquiries, most of which are routine to the nature of the business. Estimates of the future liability of these matters are based on an evaluation of currently available facts regarding each matter. Liabilities are recorded when it is probable that costs will be incurred and can be reasonably estimated.

Based on management's evaluation, the resolution of these matters will not materially affect the financial position, results of operations or liquidity of the Company.

Note 17 – Segment Information

The Company sells and distributes products that are typically found in supermarkets. In the fourth quarter of Fiscal 2002, management reevaluated its reportable operating segments to more closely reflect how the business is currently analyzed and evaluated. The Company has two reportable segments: the Retail Food Business and the Wholesale Food Distribution Business. The Retail Food Business consists of more than 200 stores which the Company operates. The Wholesale Food Distribution Business supplies independently owned supermarkets located primarily in New York and Pennsylvania with food and non-food products.

The Company's senior management utilizes more than one measurement to evaluate segment performance and allocate resources. However, the dominant measures utilized are (1) Revenues and (2) EBITDA before unallocated expenses/income.

The accounting policies of the reportable segments are the same as those described in Note 1 except that the Company accounts for inventory on a FIFO basis at the segment level compared to a LIFO basis at the consolidated level.

The table below presents Revenues and EBITDA by reportable segment:

	Retail Food	Wholesale Food Distribution	Total
	(In thousands of dollars)		
52 Weeks Ended February 2, 2002			
Revenues	$ 2,113,012	$ 274,781	$ 2,387,793
EBITDA (1)	144,541 (2)	17,890	162,431
53 Weeks Ended February 1, 2001			
Revenues	$ 2,114,731	$ 278,152	$ 2,392,883
EBITDA (1)	140,308 (3)	19,080	159,388
31 Weeks Ended January 29, 2000			
Revenues	$ 1,238,148	$ 167,047	$ 1,405,195
EBITDA (1)	89,579	10,710	100,289
21 Weeks Ended June 26, 1999			
Revenues	$ 838,433	$ 119,063	$ 957,496
EBITDA (1)	49,379	6,475	55,854

Reconciliation of Total segment revenues to Consolidated revenues and Total EBITDA for reportable segments to Loss before income taxes and extraordinary items:

	Successor Company			Predecessor Company
	52 Weeks Ended February 2, 2002	53 Weeks Ended February 1, 2001	31 Weeks Ended January 29, 2000	21 Weeks Ended June 26, 1999
Revenues:				
Total segment revenues	$2,387,793	$2,392,883	$1,405,195	$ 957,496
Other revenues (4)	16,509	20,412	16,741	11,754
Consolidated revenues	$2,404,302	$2,413,295	$1,421,936	$ 969,250
EBITDA (1):				
Total EBITDA for reportable segments	$ 162,431	$ 159,388	$ 100,289	$ 55,854
New England Lease income		5,726	7,443	5,086
Unallocated expenses/income	(58,782)	(63,230)	(40,354)	(31,167)
Special charge (5)				(3,900)
Unusual items (6)		1,741	(7,408)	4,631
Depreciation and amortization	(41,926)	(41,870)	(26,176)	(25,832)
Amortization of excess reorganization value	(109,273)	(111,381)	(65,132)	
LIFO provision	(648)	(1,519)	(892)	(1,009)
Interest expense	(36,100)	(39,164)	(22,923)	(21,794)
Reorganization items				(167,031)
Loss before income taxes and extraordinary items	$ (84,298)	$ (90,309)	$ (55,153)	$ (185,162)

(1) EBITDA is earnings before interest, taxes, depreciation, amortization, amortization of excess reorganization value, LIFO provision, special charges, unusual items, reorganization items and extraordinary items.

(2) Retail Food EBITDA for the 52-week period ended February 2, 2002 includes loyalty card startup costs of $2.4 million.

(3) Retail Food EBITDA for the 53-week period ended February 3, 2001 includes loyalty card startup costs of $1.5 million and startup costs and operating losses associated with the commencement of operation of the Company's New England stores of $1.1 million.

(4) Other Revenues include income associated with the Company's prior lease of 10 stores in New England to another supermarket chain which expired in August 2000 of $5.7 million, $7.4 million and $5.1 million for the 53-week period ended February 3, 2001, the 31-week period ended January 29, 2000 and the 21-week period ended June 26, 1999.

(5) See Note 4 to the Consolidated Financial Statements.

(6) See Note 5 to the Consolidated Financial Statements.

REPORT OF MANAGEMENT

Penn Traffic's management has prepared the financial statements presented in this Annual Report on Form 10-K and is responsible for the integrity of all information contained herein. The financial statements presented in this report have been audited by the independent accountants appointed by the Board of Directors on the recommendation of its Audit Committee and management. The Company maintains an effective system of internal accounting controls. The independent accountants, with respect to financial reporting, obtain an understanding of the Company's internal accounting controls and conduct such tests and related procedures as they deem necessary to express an opinion on the fairness of the presentation of the financial statements. The Audit Committee, composed solely of outside directors, meets periodically with management and independent accountants to review auditing and financial reporting matters and to ensure that each group is properly discharging its responsibilities.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

The information required by this Item is incorporated herein by reference to the captions "Election of Directors" and "Executive Officers" in the Company's Proxy Statement to be filed in connection with the Company's Annual Meeting of Stockholders to be held on or about July 17, 2002.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the caption "Executive Compensation" in the Company's Proxy Statement to be filed in connection with the Company's Annual Meeting of Stockholders to be held on or about July 17, 2002. The information set forth in "Compensation and Stock Option Committee" and "Performance Graph" in the Company's Proxy Statement to be filed in connection with the Company's Annual Meeting of Stockholders to be held on or about July 17, 2002, is not deemed "filed" as a part hereof.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated herein by reference to the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement to be filed in connection with the Company's Annual Meeting of Stockholders to be held on or about July 17, 2002.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated herein by reference to the caption "Compensation of Directors" in the Company's Proxy Statement to be filed in connection with the Company's Annual Meeting of Stockholders to be held on or about July 17, 2002.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

The index for Financial Statements and Supplementary Data is on page 45 under Item 8 of this Form 10-K.

Exhibits:

The following are filed as Exhibits to this Report:

Exhibit No.	Description
2.1	Joint Plan of Reorganization of Penn Traffic and certain of its subsidiaries under Chapter 11 of The U.S. Bankruptcy Code (the "Joint Plan") (incorporated by reference to Exhibit 2.1 to Form 8-K filed on June 11, 1999).
3.1	Amended and Restated Certificate of Incorporation of Penn Traffic (incorporated by reference to Exhibit 1 to Form 8-A12G/A filed on June 29, 1999).
3.2	Amended and Restated By-Laws of Penn Traffic (incorporated by reference to Exhibit 2 to Form 8-A12G/A filed on June 29, 1999).
4.1	Indenture, including form of 11% Senior Note due June 29, 2009, dated as of June 29, 1999, between Penn Traffic and IBJ Whitehall Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 3 to Form 8-A12G/A filed on June 29, 1999).
4.2	Warrant Agreement, dated June 29, 1999, between Penn Traffic and Harris Trust and Savings Bank (incorporated by reference to Exhibit 1 to Form 8-A12G filed on June 29, 1999).
4.3	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Form 10-K filed on January 28, 1995).
4.4	Form of Warrant Certificate adopted as part of Joint Plan (incorporated by reference to Exhibit 1 to Form 8-A12G filed on June 29, 1999).

Exhibits (continued):

Exhibits No.	Description
*10.1	Amended and Restated Employment Agreement of Joseph V. Fisher, dated December 19, 2001.
10.2	Management Agreement of Hirsch & Fox LLC, dated June 29, 1999 (incorporated by reference to Exhibit 10.23 to Form 10-Q filed on September 14, 1999).
10.2A	Amended and Restated Management Agreement of Hirsch & Fox LLC, dated December 2, 1999 (incorporated by reference to Exhibit 10.23A to Form 10-Q filed on December 14, 1999).
10.2B	Termination of Management Agreement dated January 31, 2000 among Hirsch & Fox LLC, Gary D. Hirsch, Martin A. Fox and Penn Traffic (incorporated by reference to Exhibit 10.3B to Form 10-K filed on April 28, 2000).
*10.3	Amended and Restated Employment Agreement of Martin A. Fox, dated December 19, 2001.
10.4	1999 Equity Incentive Plan (incorporated by reference to Exhibit 10.24 to Form 10-Q filed on September 14, 1999).
10.5	1999 Directors' Stock Option Plan (incorporated by reference to Exhibit 10.25 to Form 10-Q filed on September 14, 1999).
10.6	Supplemental Retirement Plan for Non-Employee Executives (incorporated by reference to Exhibit 10.26 to Form 10-Q filed on September 14, 1999).
10.7	Registration Rights Agreement (incorporated by reference to Exhibit 10.27 to Form 10-Q filed on September 14, 1999).
10.8	Revolving Credit and Term Loan Agreement dated as of June 29, 1999, by and among Penn Traffic, certain of its subsidiaries, Fleet Capital Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 14, 1999).
10.8A	Amendment No. 1 to the Revolving Credit and Term Loan Agreement by and among Penn Traffic, certain of its subsidiaries, Fleet Capital Corporation and the Lenders party thereto (incorporated by reference to Exhibit 10.10A to Form 10-Q filed on September 12, 2000).

Exhibits (continued):

Exhibits No.	Description
10.8B	Amendment No. 2 to the Revolving Credit and Term Loan Agreement by and among Penn Traffic, certain of its subsidiaries, Fleet Capital Corporation and the lenders party thereto (incorporated by reference to Exhibit 10.10B to Form 10-Q filed on November 3, 2001).
*10.8C	Amendment No. 3 to the Revolving Credit and Term Loan Agreement by and among Penn Traffic, certain of its subsidiaries, Fleet Capital Corporation and the lenders party thereto.
10.9	Collateral and Security Agreement, dated as of June 29, 1999, made by Penn Traffic and certain of its subsidiaries in favor of Fleet Capital Corporation (incorporated by reference to Exhibit 10.2 to Form 8-K filed on July 14, 1999).
21.1	Subsidiaries of Penn Traffic (incorporated by reference to Exhibit 21.1 to Penn Traffic's 1994 10-K).
*23.1	Consent of Independent Accountants.

----

* Filed herewith.

Copies of the above exhibits will be furnished without charge to any shareholder by writing to Vice President - Finance and Chief Accounting Officer, The Penn Traffic Company, 1200 State Fair Boulevard, Syracuse, New York 13221-4737.

Reports on Form 8-K

No reports on Form 8-K were filed during fiscal quarter ended February 2, 2002.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PENN TRAFFIC COMPANY

May 3, 2002
DATE

By: /s/ Joseph V. Fisher
Joseph V. Fisher
President, Chief Executive Officer
and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Martin A. Fox
Martin A. Fox
Executive Vice President, Chief
Financial Officer and Director

May 3, 2002
DATE

/s/ Randy P. Martin
Randy P. Martin
Vice President Finance and Chief
Accounting Officer

May 3, 2002
DATE

/s/ Byron E. Allumbaugh
Byron E. Allumbaugh, Director

May 3, 2002
DATE

/s/ Kevin P. Collins
Kevin P. Collins, Director

May 3, 2002
DATE

/s/ David B. Jenkins
David B. Jenkins, Director

May 3, 2002
DATE

/s/ Gabriel S. Nechamkin
Gabriel S. Nechamkin, Director

May 3, 2002
DATE

/s/ Lief D. Rosenblatt
Lief D. Rosenblatt, Director

May 3, 2002
DATE

/s/ Mark D. Sonnino
Mark D. Sonnino, Director

May 3, 2002
DATE

/s/ Peter L. Zurkow
Peter L. Zurkow, Chairman of
the Board of Directors

May 3, 2002
DATE

THE PENN TRAFFIC COMPANY

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands of dollars)

Column A	Column B	Column C	Column D		Column E
Description	Balance at beginning of period	Additions Charged to costs and expenses	Deductions from accounts		Balance at end of period
Reserve deducted from asset to which it applies:					
Successor Company:					
For the 52 Weeks Ended February 2, 2002					
Provision for doubtful accounts	$ 4,634	$ 399	$ 2,926	(1)	$ 2,107
For the 53 Weeks Ended February 3, 2001					
Provision for doubtful accounts	$ 10,561	$ 2,048	$ 7,975	(1)	$ 4,634
For the 31 Weeks Ended January 29, 2000					
Provision for doubtful accounts	$ 8,650	$ 1,965	$ 54	(1)	$ 10,561
Tax valuation allowance	$ 104,321	$ 0	$ 104,321	(2)	$ 0
Predecessor Company:					
For the 21 Weeks Ended June 26, 1999					
Provision for doubtful accounts	$ 5,731	$ 3,598	$ 679	(1)	$ 8,650
Tax valuation allowance	$ 104,321	$ 0	$ 0		$ 104,321

(1) Uncollectible receivables written off, net of recoveries.

(2) Valuation allowance eliminated due to the implementation of fresh-start reporting.

THE PENN TRAFFIC COMPANY

SUPPLEMENTARY DATA

Quarterly Financial Data (Unaudited)

Summarized below is quarterly financial data for the fiscal years ended February 2, 2002 ("Fiscal 2002"), and February 3, 2001 ("Fiscal 2001"):

Description	Fiscal 2002 1st 13 Weeks Ended May 5, 2001	2nd 13 Weeks Ended August 4, 2001	3rd 13 Weeks Ended November 3, 2001	4th 13 Weeks Ended February 2, 2002 (1)
	(In thousands of dollars, except per share data)			
Revenues	$ 579,055	$ 611,504	$ 598,766	$ 614,977
Gross Margin	156,643	166,446	162,094	170,409
Net loss (3)	(27,135)	(22,002)	(26,402)	(20,177)
Per common share data (Basic and Diluted):				
Net loss (3)	$ (1.35)	$ (1.10)	$ (1.32)	$ (1.00)

No dividends were paid on common stock during Fiscal 2002.

EBITDA (4)	$ 21,351	$ 29,537	$ 22,156	$ 30,605
Depreciation and amortization	10,454	10,532	10,443	10,497
LIFO provision (benefit)	625	625	625	(1,227)
Capital expenditures, including capital leases and acquisitions	11,149	11,311	10,606	14,942
Market value per common share:				
High	$ 7.440	$ 6.470	$ 5.350	$ 7.390
Low	4.000	4.060	4.330	4.400

THE PENN TRAFFIC COMPANY

SUPPLEMENTARY DATA

Quarterly Financial Data (Unaudited) continued:

Description	Fiscal 2001 1st 13 Weeks Ended April 29, 2000	2nd 13 Weeks Ended July 29, 2000	3rd 13 Weeks Ended October 28, 2000	4th 14 Weeks Ended February 3, 2001 (1)
	(In thousands of dollars, except per share data)			
Revenues	$ 566,087	$ 602,123	$ 585,366	$ 659,719
Gross Margin	153,929	162,188	155,771	180,364
Net loss (2) (3)	(26,727)	(23,564)	(28,344)	(21,267)
Per common share data (Basic and Diluted):				
Net loss (2) (3)	$ (1.33)	$ (1.17)	$ (1.41)	$ (1.06)

No dividends were paid on common stock during Fiscal 2001.

EBITDA (4)	$ 22,048	$ 28,203	$ 19,538	$ 32,095
Depreciation and amortization	10,224	10,310	10,893	10,443
LIFO provision	500	500	500	19
Capital expenditures, including capital leases and acquisitions	21,789	13,145	13,030	10,018
Market value per common share:				
High	$ 8.750	$ 8.800	$ 8.000	$ 4.875
Low	6.125	4.688	4.625	3.250

Footnotes:

(1) Comparisons of financial data for the fourth quarters of Fiscal 2002 and Fiscal 2001 are affected by the additional week in the fourth quarter of Fiscal 2001.

(2) During Fiscal 2001, the Company recorded an unusual item (expense) of $1.3 million related to the implementation of a warehouse consolidation project. The Company recorded $0.4 million of this unusual item during first quarter Fiscal 2001 and $0.9 million of this unusual item during the second quarter of Fiscal 2001. During the 14-week period ended February 3, 2001, the Company recorded an unusual item (income) of $3.0 million associated with a reduction in the estimate of the remaining liability associated with the Store Rationalization Program.

(3) The tax provisions for each quarter of Fiscal 2002 and Fiscal 2001 are not recorded at statutory rates due to differences between income calculations for financial reporting and tax reporting purposes that result primarily from the nondeductible amortization of excess reorganization value.

(4) "EBITDA" is earnings before interest, taxes, depreciation, amortization, amortization of excess reorganization value, LIFO provision and unusual items. EBITDA should not be interpreted as a measure of operating results, cash flow provided by operating activities, a measure of liquidity, or as an alternative to any generally accepted accounting principle measure of performance. The Company reports EBITDA because it is a widely used financial measure of the potential capacity of a company to incur and service debt. Penn Traffic's reported EBITDA may not be comparable to similarly titled measures used by other companies.

Board of Directors

Byron E. Allumbaugh
Retired Chairman & Chief Executive Officer, Ralphs Grocery Company

Kevin P. Collins
Managing Member
The Old Hill Company, LLC

Joseph V. Fisher
President & Chief Executive Officer

Martin A. Fox
Executive Vice President &
Chief Financial Officer

David B. Jenkins
Retired Chairman & Chief Executive Officer,
Shaw's Supermarkets Inc.

Gabriel S. Nechamkin
Principal
Satellite Asset Management, LP

Lief D. Rosenblatt
Principal
Satellite Asset Management, LP

Mark D. Sonnino
Principal
Satellite Asset Management, LP

Peter L. Zurkow
Chairman of the Board
Managing Director
Investec, Inc.

Corporate Officers

Joseph V. Fisher
President & Chief Executive Officer

Martin A. Fox
Executive Vice President &
Chief Financial Officer

Leslie H. Knox
Senior Vice President &
Chief Marketing Officer

Charles G. Bostwick
Vice President &
Chief Information Officer

Robert J. Chapman
Vice President - Wholesale/Franchise &
General Manager of
Pennsylvania Operations

Timothy J. Cipiti
Vice President - Distribution

Judith L. Crowley
Vice President - Service Deli

Stephen H. Erdley
Vice President - Meat & Seafood

Linda J. Jones
Vice President - Grocery/Dairy/Frozen

D. Brian Kaler
Vice President - Operations Support

Stephen J. Lail
Vice President - Service Bakery

Ralph L. Littlefield, Jr.
Vice President &
General Manager of Big Bear

Randy P. Martin
Vice President - Finance &
Chief Accounting Officer

John O. Martynski
Vice President - Sales & Advertising

David R. Norcross
Vice President - Real Estate

Francis D. Price, Jr.
Vice President, General Counsel &
Secretary

Bernadette M. Randall-Barber
Vice President - Human Resources

Michael R. Smith
Vice President - Produce

Gerald P. Suppa
Vice President & General Manager
of New York Operations

H. Phillip Williams
Vice President - Construction &
Engineering

INFORMATION FOR STOCKHOLDERS

CORPORATE OFFICES

The Penn Traffic Company
1200 State Fair Boulevard
P.O. Box 4737
Syracuse, New York
13221-4737
(315) 453-7284

STOCK MARKET

The Penn Traffic Company's common stock is traded on the Nasdaq National Market under the PNFT symbol.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
P.O. Box A3504
Chicago, Illinois 60690-3504
(800) 438-6798

FORWARD-LOOKING STATEMENTS

This Annual Report and 10-K includes forward-looking statements involving a number of risks and uncertainties that need to be considered when making investment decisions. Specific considerations are listed on page 3 of the 10-K.

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
One Lincoln Center
Syracuse, New York 13202

THE PENN TRAFFIC COMPANY